AIM INVESTMENTS

40-33

811-06463
Branch 18

(AIM Int'l Funds)
MUTUAL

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

February 3, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Motion of Defendants Artisan Funds, Inc. and Artisan Partners Limited Partnership to Stay Proceedings Pending Appeal from Remand Order**, **T. Rowe Price International, Inc.'s Motion to Dismiss for Lack of Personal Jurisdiction: 5/2-301 ILL. Code CIV. PROC.**, **Answer of AIM International Funds, Inc. to the First Amended Complaint**, and **Answer of T. Rowe Price International Funds, Inc. to the First Amended Complaint** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-020305SEC.doc
020305 (1) vtt

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARATHY, *et al.*,	)	
	)	
Plaintiffs,	)	
	)	
v.	)	Cause No. 03-L-1253
	)	
T. ROWE PRICE INTERNATIONAL FUNDS, INC., *et al.*,	)	
	)	
Defendants.	)	

MOTION OF DEFENDANTS ARTISAN FUNDS, INC. AND ARTISAN PARTNERS LIMITED PARTNERSHIP TO STAY PROCEEDINGS PENDING APPEAL FROM REMAND ORDER

Defendants Artisan Funds, Inc. ("Artisan Funds") and Artisan Partners Limited Partnership ("Artisan Partners"), by their attorneys, respectfully move the Court to stay further proceedings in this action pending disposition of an appeal taken by Artisan Funds and Artisan Partners (together, the "Artisan defendants") from the order remanding this case from the United States District Court for the Southern District of Illinois to this Court.

In an order issued on June 30, 2004 (a copy of which is attached hereto as Exhibit A), the United States Court of Appeals for the Seventh Circuit found that it possesses jurisdiction over the Artisan defendants' appeal from the remand order and directed that the appeal proceed to briefing and decision on the merits. Disposition of the Artisan defendants' appeal will determine whether this case may proceed in this Court, *or should instead be dismissed as preempted by paramount federal law.*

Under the circumstances of this case, all of the factors traditionally considered by the Illinois courts in deciding whether to voluntarily stay litigation pending the disposition of a proceeding underway in a different court strongly support the entry of a stay.

A. Relevant Procedural Background

1. Plaintiff Parthasarathy commenced his putative class action in this Court on September 16, 2003. The First Amended Complaint, filed on October 3, 2003, alleges purported state law claims against Artisan Funds and its investment adviser, Artisan Partners, arising out of the sale of shares of Artisan International Fund (the "Fund") at prices (based upon net asset value, or "NAV," per share) which purportedly do not properly reflect the value of foreign securities held in the Fund's portfolio. (Am. Compl., ¶¶ 18, 38)[1] This asserted practice is alleged to have afforded profitable short term trading opportunities to so-called "market timers" inconsistent with the Fund's "stated goal of providing long term capital growth to investors who hold shares of the fund." (*Id.*, ¶¶ 44, 54) Plaintiff's counsel also filed virtually identical complaints in Circuit Court against a number of other mutual funds and their respective investment advisers.

2. On October 16, 2003, this action was timely removed to the United States District Court for the Southern District of Illinois pursuant to, *inter alia*, the removal provisions of the Securities Litigation Uniform Standards Act of 1998, 15 U.S.C. §§ 77p, 78bb(f) ("SLUSA"). SLUSA preempts and "blocks many class actions based on state law when the issuers [of securities involved in the litigation] are covered by the federal securities laws." Kircher v. Putnam Funds Trust, 373 F.3d 847, 848 (7th Cir. 2004). SLUSA also authorizes the removal of actions from state to federal court "so that a federal court may evaluate the [SLUSA] defense in advance of any step in the state litigation." *Id.* (*citing* 15 U.S.C. §§ 77p©, 78bb(f)(2)). If the

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1 The First Amended Complaint also names as defendants two other, unrelated mutual funds (T. Rowe Price International Funds, Inc. and AIM International Funds, Inc.) and their respective investment advisers (T. Rowe Price International, Inc. and AIM Advisors, Inc.). Counts I and II of the Amended Complaint are directed solely at the Artisan defendants. Counts III-VI of the Amended Complaint are directed at the other mutual fund defendants and are brought by different plaintiffs.

federal court determines that the claim is preempted by SLUSA, the suit must be dismissed; if the claim is not preempted, the suit is subject to remand to state court if no other basis for federal jurisdiction exists. 15 U.S.C. §§ 77p(b), (d)(4) and 78bb(f)(1), 3(D).

3. Mutual fund defendants in a number of other cases in which virtually identical claims were asserted similarly removed their suits from Circuit Court to the Southern District of Illinois on various grounds, including SLUSA.

4. On or about November 20, 2003, the plaintiffs in this case moved to remand to Circuit Court. Thereafter, on January 30, 2004, the Honorable David R. Herndon remanded the case on the ground, *inter alia,* that one of the requirements for SLUSA preemption assertedly was not met. (Parthasarathy, *et al.* v. T. Rowe Price International Funds, Inc., *et al.*, No. 03-CV-00673 (DRH) (S.D. Ill. Jan. 30, 2004) (attached hereto as Exhibit B). Remand orders also were entered in each of the other mutual fund cases which had been removed to federal court.

5. Artisan Funds and Artisan Partners timely appealed Judge Herndon's remand order to the Seventh Circuit. Similar appeals from remand orders were taken by mutual fund defendants in several other cases (and, in one instance, by an issuer of variable annuities, in which premiums are invested in mutual funds). Those cases, and their federal appeal numbers, are: Kircher v. Putnam Funds Trust, No. 04-1495; Dudley v. Putnam International Equity Fund, *et al.*, No. 04-1496; Dudley v. Putnam Investment Funds, *et al.*, No. 04-1608; Potter v. Janus Investment Fund, *et al.*, Nos. 04-1650, 04-1651; Vogeler v. Columbia Acorn Trust, *et al.*, Nos. 04-1660, 04-1661; Jackson v. Van Kampen Series Fund, Inc., No. 04-2162; and Spurgeon v. Pacific Life Ins. Co., No. 04-2687.

6. On June 30, 2004, the Seventh Circuit entered an Order finding that it possessed jurisdiction to hear the Artisan defendants' appeal, and directing that the appeal "proceed to

briefing and decision on the merits." (Exhibit A) The Seventh Circuit's Order cited that Court's decision (rendered the day before) in Kircher, also finding that the Court had appellate jurisdiction in that case. Kircher, 373 F.3d 847 (7th Cir. 2004).[2] The Seventh Circuit subsequently entered similar orders in the other above-referenced appeals, and consolidated all the cases for purposes of briefing and disposition.

7. On appeal, the Seventh Circuit will decide whether the state law claims asserted in this action, and in the other similarly situated actions remanded to Circuit Court, are preempted by federal law and must be dismissed. Kircher, 373 F. 3d at 848. Such a determination by the federal court of appeals would be binding upon the courts of this State. *See, e.g.*, People v. Nance, 189 Ill. 2d 142, 146-48, 724 N.E. 2d 889, 891-92 (2000); Transamerica Trade Co. v. McCollum Aviation, Inc., 98 Ill. App. 3d 430, 432, 424 N.E.2d 740, 742 (4th Dist. 1981).

8. Defendants' appeal is progressing in an expeditious manner, and briefing was completed on October 25, 2004. The case is now ready to be set for argument and disposition.

9. Accordingly, it would serve the interests of judicial economy, comity, and jurisprudential consistency to stay this proceeding until the Seventh Circuit has determined whether the claims asserted in this case are preempted by federal law. Doing otherwise would interfere with the jurisdiction of the Seventh Circuit to resolve the question before it—specifically, whether the case properly may proceed in this Court—a question which the Seventh

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2 In so ruling, the Seventh Circuit expressed its disagreement with contrary decisions of the Second and Ninth Circuit Courts of Appeals. *See* Kircher, 373 F.3d at 850-51, declining to follow Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 332 F.3d 116 (2d Cir. 2003); United Investors Life Ins. Co. v. Waddell & Reed, Inc., 360 F.3d 960 (9th Cir. 2004); and Abada v. Charles Schwab & Co., 300 F.3d 1112 (9th Cir. 2002).

Circuit has held should be decided "in advance of any step in the state litigation." Kircher, 373 F. 3d at 848.

10. Since the federal Court of Appeals accepted jurisdiction over these consolidated appeals, it has twice been called upon to consider whether proceedings should continue in state court during the pendency of the appeals. In both instances, it has ordered a stay. First, in Jackson v. Van Kampen Series Fund, Inc., No. 03–L-2036, plaintiffs initiated discovery following the remand of the case to Circuit Court. The Circuit Court (by Judge Byron) denied a motion to stay the case during the pendency of the federal appeal, and the defendants sought a stay from the Seventh Circuit. The Seventh Circuit entered an order prohibiting the plaintiffs from seeking or taking any discovery in the case, finding that a stay was "necessary in aid of our appellate jurisdiction." (Ex. C at 1-2). Second, in Spurgeon v. Pacific Life Ins. Co., No. 03-L-2014, the Seventh Circuit took its decisions in Kircher and Jackson to their logical conclusion and halted *all* proceedings in Circuit Court by staying the order remanding that case from the Southern District of Illinois. (Ex. D). The Seventh Circuit's stay order is in effect pending resolution of the appeal.[3]

B. The Court Should Exercise Its Inherent Power to Stay This Action

11. "The power of a trial court to issue a stay order is an attribute of its inherent power to control the disposition of cases before it." Estate of Lanterman v. Lanterman, 122 Ill. App. 3d 982, 990, 462 N.E.2d 46, 51 (4th Dist. 1984). This authority is appropriately exercised when parties are simultaneously litigating a dispute in more than one court. Vasa North Atlantic Ins. Co. v. Selcke, 261 Ill. App. 3d 626, 628-29, 633 N.E.2d 865, 868 (1st Dist. 1994) (same).

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[3] The Artisan defendants are aware that a motion to stay proceedings also was denied by Judge Kardis in another mutual fund case remanded to Circuit Court, Vogeler v. Columbia Acorn Trust, et al., No. 03-L-1550, by order entered August 11, 2004.

12. In such circumstances, the decision whether to stay one action until another proceeding is resolved depends upon "a number of factors, including 'comity; prevention of multiplicity, vexation and harassment; likelihood of obtaining complete relief in the foreign jurisdiction and the *res judicata* effect of a foreign judgment in the local forum.' " Vasa, 261 Ill. App. 3d at 629, 633 N.E.2d at 868 (*citing* JAM Productions, Ltd. v. Dominick's Finer Foods, Inc., 120 Ill. App. 3d 8, 11, 458 N.E.2d 100, 102 (2d Dist. 1983)). In addition, courts also may consider whether a stay would enhance the orderly administration of justice and serve the interest of judicial economy. Vasa, 26 Ill. App. at 629, 633 N.E.2d at 868. *See also* Disciplined Inv. Advisors, Inc. v. Schweihs, 272 Ill. App. 3d 681, 692, 650 N.E.2d 578, 585 (1st Dist. 1995). Each of these considerations supports the entry of a stay of this case.

a. Comity Requires a Stay of Proceedings in this Court

13. The principle of comity counsels that a court give effect to the laws and judicial decisions of other jurisdictions, not as a matter of legal obligation, but out of deference and respect. Schoeberlein v. Purdue University, 129 Ill. 2d 372, 378, 544 N.E.2d 283, 285 (1989). That principle is fully applicable here, but a great deal more is at stake than collegial deference to and respect for the laws of another jurisdiction and the decisions of its courts. Pursuant to the federal Constitution and SLUSA, if the Seventh Circuit determines that plaintiffs' alleged state law claims are preempted, they may not be litigated in any court. *See* Nance, 189 Ill. 2d at 147-48, 724 N.E.2d at 892. Moreover, SLUSA requires that the determination of whether this case may proceed in state court must be made "in advance of *any step* in the state litigation." Kircher, 373 F. 3d at 848 (emphasis supplied). Accord, Jackson (Ex. C hereto); Spurgen (Ex. D hereto). Thus, considerations of both comity and federalism require that this Court stay its hand in deference to the Seventh Circuit's review of the District Court's remand order. *See* People v.

Santos, 92 Ill. 2d 120, 130-31, 440 N.E.2d 876, 881 (1982), where the Illinois Supreme Court directed a stay of state court actions pending the disposition of a federal case that might be dispositive of the state litigation, observing that a stay "would remove the chance of conflicting judgments."

b. A Stay Will Prevent a Multiplicity of Actions, Vexation and Harassment

14. There is now a multiplicity of actions between the parties to this litigation, as well as between other similarly situated plaintiffs and defendants in other, virtually identical cases: the *same* dispute between plaintiff Parthasarathy and the Artisan defendants is now fractionated into two actions pending before two courts, one state and one federal, with the decision in one action determining whether litigation in the other action may proceed. As a result, if the action pending before this Court is not stayed, the Court will expend significant resources on motions, discovery, and other matters, none of which will be of any effect if the Seventh Circuit holds that plaintiff's claims are preempted by federal law. *See, e.g.*, Golden Rule Ins. Co. v. Robeza, 194 Ill. App. 3d 468, 472, 551 N.E.2d 693, 696 (5th Dist. 1990) (trial court properly recognized the potential for inconsistent judgments once appeal in California case became final and that judicial economy was better served by granting a stay). Artisan Funds and Artisan Partners similarly will be required to devote resources, potentially needlessly, to this case in contravention of the federally imposed requirement that the preemptive application of SLUSA be resolved before "*any* step" is taken in the state court litigation. Kircher, 373 F. 3d at 848 (emphasis supplied).

c. The Federal Appeal May Completely Resolve this Case

15. As the Seventh Circuit already has stated, a determination that SLUSA applies to the purported state law claims asserted in this action will be dispositive of those claims, requiring their dismissal. *Id.* at 848. Such a determination will have preclusive effect in this state court

action. Nance, 189 Ill. 2d at 147, 724 N.E.2d at 892 (state courts "are not free to prefer their processes to those of the federal courts and to decline to respect federal judgments"); Village of Mapleton v. Cathy's Tap, Inc., 313 Ill. App. 3d 264, 268, 729 N.E.2d 854, 857 (3d Dist. 2000) (state action stayed where federal case would have *res judicata* effect on question of constitutionality of ordinance). In such circumstances, where the outcome of federal litigation may completely dispose of state claims, a stay should be entered by the state court. *See* Santos, 92 Ill. 2d at 130-31, 440 N.E.2d at 881; Village of Mapleton, 313 Ill. App. 3d at 269, 729 N.E.2d at 858.

d. Plaintiff Will Not Be Prejudiced By A Stay

16. Entering a stay in this case would not work any hardship upon the plaintiff, or prejudice him in any legally cognizable manner, since a determination of whether the plaintiff's claims are preempted by federal law is a prerequisite under SLUSA to "*any* step" in this state court proceeding. Moreover, as discussed above, the Artisan defendants' appeal is proceeding expeditiously, and the Seventh Circuit's recent orders in Jackson and Spurgeon—the first staying state court discovery proceedings and the second staying the remand to state court altogether—underscore that Court's belief that proceedings in these cases should not go forward in state court until the federal appeals are decided. In fact, after the first of these rulings by the Court of Appeals, plaintiff's counsel stipulated to a 120-day suspension of *all* proceedings in another of the mutual fund actions remanded to Circuit Court. *See* Stipulation, filed in Potter v. Janus Investment Fund, No. 03-L-1254 (Oct. 13, 2004) (Ex. E hereto). Consequently, a stay of this action pending the Seventh Circuit's resolution of the appeal would not disrupt the orderly progress of this case.

e. <u>**The Fruits of the Artisan Defendants' Appeal Could Be Lost Without a Stay**</u>

17. As discussed above, SLUSA mandates that certain class action claims involving nationally traded securities cannot be litigated under state law theories. 15 U.S.C. §§ 77p(b), 78bb-4(f)(1). SLUSA further requires that the question of whether a particular case is within SLUSA's preemptive scope must be resolved "in advance of any step in the state litigation." <u>Kircher</u>, 373 F.3d at 848. Yet, in the absence of a stay, the Artisan defendants would be required to litigate plaintiff's claims in this Court, under plaintiff's state law theories, before the question of jurisdiction is resolved. If that were allowed to occur, the Artisan defendants' right to the resolution of plaintiff's claims under federal law, and the intent of Congress in adopting SLUSA, would both be defeated. The only way to avert this result, and to preserve the fruits of the federal appeal, is to stay further proceedings in this Court until the Seventh Circuit has ruled. *See* <u>Jackson</u>, *supra*, at 2 (courts "best implement the statutory structure by ensuring that discovery be put on ice until the legal question has been finally resolved on appeal") (Ex. C).

f. <u>**The Standard for a Stay of a Judgment Pending Appeal Is Not Applicable**</u>

18. In cases where a defendant is appealing an adverse judgment by a trial court and seeks to stay enforcement of that judgment while it pursues the appeal, courts consider a number of factors, including the likelihood that the defendant will prevail on its appeal. *See, e.g.*, <u>Stacke v. Bates</u>, 138 Ill. 2d 295, 306, 562 N.E.2d 192, 196-97 (1990). In such a case, where a trial court already has found that a plaintiff is entitled to relief and the defendant seeks to postpone that relief until its appeal is resolved, it is not unreasonable to ask the defendant to show that it has "a substantial case on the merits and . . . that the balance of the equitable factors weighs in favor of granting the stay." *Id.* 2d at 308, 562 N.E.2d at 198.

19. These cases do not apply here, where there has been no judgment in favor of plaintiffs. Nor has plaintiff established the validity of his legal theories, proved that the defendants caused him any cognizable injury, or shown that the case should proceed as a class action. There is therefore no presumption that plaintiff is entitled to any relief on his claims, and no reason to require defendants to show they are likely to overturn the district court's ruling before a stay may be entered. *See* Vasa, 261 Ill. App. 3d at 628, 633 N.E.2d at 868 (rejecting contention that a party seeking a stay of an action pending disposition of a related case in a different court must satisfy the requirements for obtaining a preliminary injunction).

20. Even where Stacke is applicable, it is unnecessary for a party seeking a stay to show that it actually will prevail on appeal, or even that it has a probability of succeeding on the merits. Thus, even if this were a case in which the plaintiff had obtained a judgment below and defendants were seeking a stay of that judgment on appeal, this Court would be spared the need to prejudge the issue under consideration by the Seventh Circuit. *See* Stacke, 138 Ill. 2d at 306, 562 N.E.2d at 197. And, in any event, the Artisan defendants' opening brief on appeal to the Seventh Circuit (Ex. F hereto) amply demonstrates that they have a "substantial case on the merits," *id.* at 309, 562 N.E.2d at 198, which is sufficient to satisfy the Stacke standard even if it were applicable to this case.

C. Plaintiff's Counsel Has Not Responded to the Artisan Defendants' Efforts to Reach Agreement to Stay this Case Voluntarily

21. Counsel for the Artisan defendants have made several attempts to obtain the consent of plaintiff's counsel to the stay of proceedings requested in this motion, but counsel for plaintiff has not responded to those inquiries. *See* Exhibit G hereto.

CONCLUSION

WHEREFORE, defendants Artisan Funds, Inc. and Artisan Partners Partnership respectfully request that the Court grant their motion and stay proceedings in this case pending disposition of the Artisan defendants' pending appeals to the United States Court of Appeals for the Seventh Circuit.

Dated: November 30, 2004

Respectfully submitted,

ARTISAN PARTNERS LIMITED PARTNERSHIP, defendant

By: ______________________
One of its attorneys

Gordon R. Broom - #00308447
Troy A. Bozarth - #06236748
Burroughs, Hepler, Broom,
MacDonald, Hebrank & True LLP
103 West Vandalia Street, Suite 300
Edwardsville, IL 62025
(618) 656-0184

John W. Rotunno
Kenneth E. Rechtoris
Daniel J. Hayes
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3100
Chicago, IL 60602-4207
(312) 372-1121
Attorneys for Artisan Partners Limited Partnership

ARTISAN FUNDS, INC., defendant

By: [signature]
One of its attorneys

Robert H. Schultz, Jr. #03122739
Richard K. Hunsaker #06192867
Heyl, Royster, Voelker & Allen
100 W. Vandalia Street, Suite 100
Edwardsville, IL 62026
(618) 656-4646

David O. Stewart
Thomas B. Smith
Ropes & Gray LLP
700 12th Street, N.W., Suite 900
Washington, DC 20005
(202) 508-4600

Attorneys for Artisan Funds, Inc.

United States Court of Appeals

For the Seventh Circuit
Chicago, Illinois 60604

June 30, 2004

Before

Hon. Frank H. Easterbrook, *Circuit Judge*
Hon. Terence T. Evans, *Circuit Judge*
Hon. Ann Claire Williams, *Circuit Judge*

T. K. PARTHASARATHY, individually and on behalf of all others similarly situated, EDMUND WOODBURY, individually and on behalf of all others similarly situated, STUART A. SMITH, individually and on behalf of all others similarly situated, et al., Plaintiffs-Appellees,	Appeal from the United States District Court for the Southern District of Illinois.
	No. 03 C 673
	David R. Herndon, Judge.
No. 04-1628 v.	
ARTISAN FUNDS, INCORPORATED, a corporation and ARTISAN PARTNERS LIMITED PARTNERSHIP, Defendants-Appellants.	

ORDER

This appeal is within our appellate jurisdiction and will proceed to briefing and decision on the merits. See Kircher v. Putnam Funds Trust, No. 04-1495, slip op. (7th Cir. June 29, 2004).

EXHIBIT
A

John W. Rotunno, Esq.
BELL, BOYD & LLOYD
Suite 3200
70 W. Madison Street
Chicago, IL 60602
4-1628

Enclosed is a copy of a document issued by this court in the above captioned case. Since this will be the only copy your firm will receive, if applicable, please circulate this order to other members of your firm who may have an interest in this case.

(fold)

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARTHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,

Defendants. **No. 03-CV-00673-DRH**

MEMORANDUM AND ORDER

HERNDON, District Judge:

I. Introduction

On September 16, 2003, Plaintiffs filed this purported class action in the Madison County, Illinois Circuit Court on behalf of long-term investors of certain mutual funds. On October 3, 2003, Plaintiffs filed a First Amended Complaint in state court asserting claims against T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc. (otherwise referred to herein as "T. Rowe Price Defendants"), Artisan Funds, Inc., Artisan Partners Limited Partnership (otherwise referred to herein as "Artisan Defendants"), AIM International Funds, Inc., and AIM Advisors,

EXHIBIT
B

Inc. (otherwise referred to herein as "AIM Defendants").[1]

In Count I, Plaintiff T.K. Parthasarathy ("Parthasarthy") alleges that the Artisan Defendants breached their duties of care owed to owners of the fund by, *inter alia*, failing to implement proper portfolio valuation and share pricing policies. In Count II, Parthasarathy alleges that these Defendants willfully and wantonly breached their duties to investors. In Counts III and IV, respectively, Plaintiff Edmund Woodbury ("Woodbury") makes the same allegations against the T. Rowe Price Defendants. And in Counts V and VI, respectively, Plaintiffs Stuart Allen Smith and Sharon Smith ("Smiths") make the same allegations against the AIM Defendants. Each count seeks compensatory and punitive damages, prejudgment interests, costs, and attorneys' fees "not to exceed $75,000 per plaintiff or class member."

Based on the First Amended Complaint, the T. Rowe Price Defendants and the AIM Defendants filed a Notice of Removal, asserting that subject matter jurisdiction lies under both **28 U.S.C. § 1332**, the diversity statute, and **28 U.S.C. § 1331**, the federal question statute (Doc. 1). On October 23, 2003, the Artisan Defendants filed a consent to that removal (Doc. 16). Thereafter, Plaintiffs filed the instant motion to remand (Doc. 34).[2] Because the Court lacks subject matter

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[1]Plaintiffs seek to represent the following class: "[A]ll persons in the United States who have owned shares of T. Rowe Price International, Artisan International [Fund], and AIM European Growth [Fund] for more than fourteen days from the date of purchase to the date of sale (redemption) or exchange ("long-term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing." (Doc. 2, ¶ 46). To date, no motion to certify the class has been filed. Thus, as of this date, this suit is *not* proceeding as a class action.

[2]The Court notes that Plaintiffs attempted to file a Second Amended Complaint in conjunction with their Reply "[o]ut of an abundance of caution." (Doc. 59, p. 1). The Magistrate Judge denied this motion (Doc. 63). Should Plaintiffs still desire to file a Second Amended

jurisdiction over Plaintiffs' claims, the Court grants Plaintiffs' motion to remand this matter to the Madison County, Illinois Circuit Court.

II. Background

Each of the Plaintiffs are long-term investors in one of the three mutual funds named as Defendants in this case. Defendants' funds are involved in the purchase of foreign securities principally traded in securities markets outside of the United States. Shares of these open end mutual funds are sold to investors at a price based upon the net asset value ("NAV") per share. NAV depends upon the fluctuating value of the fund's underlying portfolio securities. Defendants set this price once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time.

Plaintiffs allege that since many of the home markets for the foreign securities in Defendants' asset portfolio trade before Defendants set the NAV, the closing prices used to calculate the NAV are stale and do not reflect the price relevant information available. For example, during the interval that elapses between when Defendants set their share NAV "and release it to the NASD for communication to the public," securities markets in countries such as the United Kingdom, France, Japan, Russia, Hong Kong, Malaysia, Germany, and Australia have already traded for an entire session.

In other words, Plaintiffs allege that by failing to make daily adjustments

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Complaint in light of this Court's ruling, they will have to take this up with the state court.

based upon positive correlations between the upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting the daily NAVs, Defendants have exposed long-term shareholders (such as Plaintiffs) to market timing traders who take advantage of Defendants' stale pricing and obtain excess profits at the expense of shareholders who are non-trading long-term buy-and-hold investors.

III. Analysis

As stated above, Defendants asserts jurisdiction under both the federal diversity and federal question statutes. The Court will address each claim to jurisdiction in turn.

A. Diversity Jurisdiction

The federal diversity statute requires complete diversity between the parties plus an amount in controversy which exceeds $75,000, exclusive of interest and costs. ***See* 28 U.S.C. § 1332**. Complete diversity means that "none of the parties on either side of the litigation may be a citizen of the state of which a party on the other side is a citizen." ***Howell v. Tribune Entertainment Co.*, 106 F.3d 215, 217 (7th Cir. 1997) (citations omitted)**. Here, it appears from the pleadings that complete diversity exists. Therefore, the question is whether Plaintiff's action satisfies the amount in controversy requirement of **28 U.S.C. § 1332(a)**.

The removal statue, **28 U.S.C. § 1441**, is construed narrowly, and doubts concerning removal are resolved in favor of remand. ***Doe v. Allied-Signal,***

Inc., 985 F.2d 908, 911 (7th Cir. 1993). To remove an action based on federal diversity jurisdiction, a defendant must establish the elements by competent proof showing a reasonable probability that such jurisdiction exists. ***Chase v. Shop 'N Save Warehouse Foods, Inc.***, **110 F.3d 424, 427 (7th Cir. 1997)**. "[S]eparate claims of multiple plaintiffs cannot be aggregated to satisfy the jurisdictional amount requirement." ***Schreiber v. Lugar***, **518 F.2d 1099, 1102 (7th Cir. 1975); *see also Del Vecchio v. Conseco, Inc.*, 230 F.3d 974, 978 (7th Cir. 2000)(applying this "general rule" to class action suits)**. Therefore, the defendant must show that at least one of the plaintiffs has a claim that exceeds the $75,000 threshold.

The status of the case as disclosed by plaintiff's complaint is controlling on the issue as to whether the case is removable. ***St. Paul Mercury Indemnity Co. v. Red Cab Co.***, **303 U.S. 283, 291 (1938)**. If the face of the complaint establishes that the suit cannot involve the necessary amount, the case should be remanded. ***Id.* at 291-92**. "Accepted wisdom" provides that the plaintiff's evaluation of the stakes must be respected when deciding whether a claim meets the amount in controversy requirement for federal diversity jurisdiction. ***Barbers, Hairstyling for Men & Women, Inc. v. Bishop***, **132 F.3d 1203, 1205 (7th Cir. 1997) (*citing St. Paul Mercury*, 303 U.S. at 289)**. In fact, a plaintiff can block removal of an action based upon diversity jurisdiction by simply waiving his right to more. ***See In re Brand Name Prescription Drugs Antitrust Litig.***, **123 F.3d 599, 607 (7th Cir. 1997), *cert. denied*, 522 U.S. 1153 (1998)**.

In this case, Plaintiffs' First Amended Complaint expressly disclaims damages in excess of $75,000 per class member. In an effort to meet the $75,000 threshold, Defendants maintain that this case is a derivative action on behalf of the funds in which Plaintiffs' held shares, and that as such, easily exceeds the $75,000 threshold.

As an initial matter, whether a suit is derivative by nature or may be brought by a shareholder in his own right is governed by the law of the state of incorporation. ***See Kennedy v. Venrock Assoc., et al.*, 348 F.3d 584, 589-90 (7th Cir. 2003)(The question whether a suit is derivative by nature or may be brought by a shareholder in his own right is governed by the law of the state of incorporation). *See also Frank v. Hadesman & Frank, Inc.*, 83 F.3d 158, 159 (7th Cir. 1996); *Bagdon v. Bridgestone/Firestone, Inc.*, 916 F.2d 379, 382 (7th Cir. 1990)**. Here, the T. Rowe Price and AIM funds are incorporated in Maryland and the Artisan fund is incorporated in Wisconsin. Thus, Maryland law governs with respect to Plaintiffs' claims against the T. Rowe Price and AIM Defendants and Wisconsin law governs with respect to Plaintiffs' claims against the Artisan Defendants.

Recently the Honorable Michael J. Reagan addressed this exact issue in ***Bradfisch v. Templeton Funds, Inc., et al.*, 03-CV-0760-MJR (January 23, 2004)** and found under Maryland law the plaintiff's claims were direct, not derivative.[3] In reaching this conclusion, Judge Reagan first discussed ***Strougo v. Bassini***, a case central to the parties' dispute:

> In ***Strougo v. Bassini*, 282 F.3d 162, 171 (2d Cir. 2002)**, a plaintiff /shareholder sued the directors and officers of his closed-end mutual fund, alleging that a rights offering was coercive in that it penalized shareholders who did not participate. The district court dismissed the shareholder's direct claims on the ground that the injuries alleged 'applied to the shareholders as a whole.' The United State Court of Appeals for the Second Circuit *reversed* the dismissal.
>
> Applying Maryland law, the Second Circuit concluded that the shareholders could sue the defendants *directly* on the claims resulting from the coercive nature of rights offering.
>
>> [I]n the case of both the participating and non-participating shareholders, it would appear that the alleged injuries were to the shareholders alone and not to the Fund. These harms therefore constitute 'direct' shareholder claims under Maryland law. **The corporation cannot bring the action seeking compensation for these injuries because they were suffered by its shareholder not itself.**
>
> **282 F.3d 175.**

Judge Reagan concluded:

> The same logic applies in the instant case. [Plaintiffs'] reduced equity value in the fund did not result from a reduction in fund assets but from a reallocation of equity value to the market time traders who bought the fund's undervalued shares. The fund *itself* was not injured by the sale of the undervalued shares. Rather, the injury alleged in the complaint is injury to [Plaintiffs] (and those similarly situated to [them]). Those claims do not clear the $75,000 amount in controversy hurdle. Because the amount in controversy does

[3]The *Bradfisch* allegations and the allegations of this case are almost identical.

> not suffice, this Court cannot exercise subject matter jurisdiction under the diversity statute, **28 U.S.C. § 1332.**

(Doc. 18, pp. 4-5). This Court agrees with Judge Reagan that under Maryland law these claims are direct, not derivative, and therefore Plaintiffs' claims as to T. Rowe Price and AIM Defendants do not meet the amount in controversy requirement.

This result is also in accord with Wisconsin law. ***See Jorgenson v. Water Works, Inc.*** **630 N.W.2d 230, 233 (Wis. App. Ct. 2001)(holding under Wisconsin law whether a claim must be brought derivatively or may be brought by individually depends upon whether the injury alleged is primarily to the complaining shareholder or primarily to the corporation).** While the Artisan Defendants attempt to equate these claims with those in ***Flynn v. Merrick*, 881 F.2d 446, 449 (7th Cir. 1989)(finding that shareholders could not pursue a direct claim against that the board of directors for mismanagement of corporate assets that decreased the value of the interest held by shareholders and debenture holders)** and ***Rose v. Schantz*, 201 N.W.2d 593, 597 (Wis. 1972)(dismissing an alternative direct cause of action based on the allegation that the directors impermissibly used corporation funds to pay off debts before due and to redeem stock)**, both these cases are distinguishable and inapposite to this case. Accordingly, the Court finds that under Wisconsin law Plaintiffs' claims are direct, and therefore Plaintiffs' claims as to the Artisan Defendants do not meet the amount in controversy requirement. In sum, the Court finds that it lacks diversity jurisdiction.

B. Federal Question Jurisdiction

The general rule is that a plaintiff is the master of his own complaint and can avoid federal question jurisdiction by pleading exclusively state law claims. ***See Caterpillar, Inc. v. Williams***, **482 U.S. 386, 392 (1987);** ***Franchise Tax Bd. v. Construction Laborers Vacation Trust for S. Cal.***, **463 U.S. 1, 10 (1983);** ***Bastien v. AT&T Wireless Services, Inc.***, **205 F.3d 983, 986 (7th Cir. 2000)**. If the plaintiff's claim arises under state law, the mere assertion of federal preemption as a defensive argument-- sometimes called "conflict preemption"--will not confer federal question jurisdiction. ***Metropolitan Life Ins. Co. v. Taylor***, **481 U.S. 58, 63-4 (1987);** ***Franchise Tax Bd. of Cal.***, **463 U.S. at 9-12**. "Complete preemption," on the other hand, is the doctrine which recognizes that federal law may sometimes so completely preempt a particular area that any civil complaint raising this select group of claims is necessarily federal in character. ***Metropolitan Life***, **481 U.S. at 63-4**.

First, Defendants maintain that the allegations in Plaintiffs' complaint satisfy SLUSA's "in connection with" requirement. The Court rejects this argument.

SLUSA provides for the removal to federal court of certain class actions based on state law. **15 U.S.C. § 78bb(f)**. ***Accord Professional Mgt Associates, Inc. Employees' Profit Sharing Plan v. KPMG, LLP***, **335 F.3d 800, 802 (8th Cir. 2003)**. SLUSA was enacted to prevent plaintiffs from seeking to evade the protections that federal law provides against abusive litigation by filing suit in state court. ***Newby v. Enron Corp.*, 338 F.3d 467, 471 (5th Cir. 2003)**. The primary way SLUSA accomplishes this objective is by preempting certain securities fraud class actions brought under state law. ***Id.*** The Eighth Circuit Court of Appeals stated:

> With some exceptions, SLUSA made the federal courts the exclusive fora for most class actions involving the purchase and sale of securities. Primarily, SLUSA mandates that any class action based on an allegation that a "covered security" was sold [or purchased] through misrepresentation, manipulation, or deception shall be removable to federal court.

***Green v. Ameritrade, Inc.*, 279 F.3d 590, 595-96 (8th Cir. 2002).**

However, not all securities claims are preempted by SLUSA. A party claiming SLUSA preemption must demonstrate that the claim satisfies the following:

> (1) the action is a 'covered class action' under SLUSA, (2) the action purports to be based on state law, (3) the defendant is alleged to have misrepresented or omitted a material fact (or to have used or employed any manipulative or deceptive device or contrivance), and the defendant is alleged to have engaged in conduct described by criterion, and (4) 'in connection with' the purchase or sale of a 'covered security.'

***Id.* at 595 (*citing* 15 U.S.C. §§ 78bb(f)(1)-(2)).**

Based on the following, the Court finds that Defendants have not met the fourth requirement for SLUSA preemption. Plaintiffs' claims are not claims "in connection with the purchase or sale of a covered security." There is no claim asserted by a purchaser or seller; the claims are brought by those who held shares. If a claim is not cognizable under Section 10(b)(5) of the Securities and Exchange

Act of 1934 because it is not "in connection the purchase or sale of a covered security," it similarly is not a claim "in connection with the purchase or sale of a covered security" for SLUSA purposes.

Judge Reagan also addressed this issue in ***Bradfisch*, 03-CV-0760-MJR**, and found that SLUSA does *not* preempt state law claims of breach of fiduciary duty. Judge Reagan held:

> Bradfisch claims dilution of his ownership interests and voting rights. Bradfisch's complaint alleges dilution claims that only a holder of securities can bring. Such claims are not actionable under the Securities and Exchange Act of 1934. State law, not the 1934 Act, provides the remedy sought by Bradfisch and the class of holders he seeks to represent. Bradfisch's claims cannot be removed under SLUSA.

***Bradfisch*, 2003-CV-0760 (Doc. 18, p. 6)**. This Court agrees with Judge Reagan's reasoning and finds that SLUSA does not permit removal of Plaintiffs' claims.

Next, Defendants maintain that removal was proper because a substantial federal question is presented on the face of Plaintiffs' complaint, namely the Investment Company Act of 1940, **15 U.S.C. § § 80a-1, *et seq.*** **("ICA")**. The Court rejects this argument. Again, the Court agrees with Judge Reagan's ruling in ***Bradfisch*** on this issue. ***Bradfisch*, 2003-CV-0760 (Doc. 18, p. 7)**. As in ***Bradfisch***, the Plaintiffs have not asserted claims under the ICA and Defendants have not identified any provision of the ICA which would require their state law claims to be removable to this Court.

IV. Conclusion

Accordingly, the Court **GRANTS** Plaintiffs' motion to remand (Doc. 34). Because the Court lacks subject matter jurisdiction, the Court **REMANDS** this action to the Madison County, Illinois Circuit Court. The Court **DENIES as moot** the Artisan Defendants request for oral arguments (Doc. 70) as well as all other pending motions.

IT IS SO ORDERED.

Signed this 30th day of January, 2004.

/s/ David R. Herndon
DAVID R. HERNDON
United States District Judge

United States Court of Appeals

For the Seventh Circuit
Chicago, Illinois 60604

September 21, 2004

Before

Hon. FRANK H. EASTERBROOK, *Circuit Judge*

Hon. TERENCE T. EVANS, *Circuit Judge*

Hon. ANN CLAIRE WILLIAMS, *Circuit Judge*

AVERY JACKSON, Plaintiff-Appellee, No. 04-2162 v. VAN KAMPEN SERIES FUND, INCORPORATED and VAN KAMPEN INVESTMENT ADVISORY CORPORATION, Defendants-Appellants.	] Appeal from the United States District Court for the Southern District of Illinois.] No. 04 C 56] David R. Herndon, Judge.

Van Kampen Series Fund Inc. is the defendant in one of several cases affected by *Kircher v. Putnam Funds Trust*, 373 F.3d 847 (7th Cir. 2004), which held that a remand of a decision removed under the Securities Litigation Uniform Standards Act of 1998 is an appealable decision. Although Van Kampen's appeal will be resolved on the merits in due course, the proceeding also is pending in state court as a consequence of the district court's remand.

Plaintiffs have initiated discovery, which the state judge has declined to stay pending the outcome of the appeal. Van Kampen seeks a stay from us. We issue the requested stay on the authority of 15 U.S.C. §77z-1(b)(4), which operates as an exception to the Anti-Injunction Act.

This statute provides: "Upon a proper showing, a court may stay discovery proceedings in any private action in a State court as necessary in aid of its jurisdiction, or to protect or effectuate its judgments, in an action subject to a stay of discovery pursuant to this subsection." A stay of discovery is necessary in aid of

EXHIBIT
C

our appellate jurisdiction. As we explained in *Kircher*, one fundamental decision that Congress made and embodied in the SLUSA is that resolution of the legal issues presented on removal must precede discovery. *See also* 15 U.S.C. §77z-1(a). The only way to implement that decision, and permit an appellate disposition to have full effect, is to stop the ongoing discovery.

Plaintiffs contend that legislative history demonstrates that §77z-1(b)(4) is principally designed to allow courts to halt me-too suits or other tag-along litigation. Maybe this is the principal reason Congress enacted the statute, but its text is not limited to such proceedings. It applies to "all" state litigation. As this suit now is pending in state and federal courts simultaneously, it is a "private action in State court". Section (b)(4) applies according to its terms, and we best implement the statutory structure by ensuring that discovery be put on ice until the legal question has been finally resolved on appeal.

Accordingly, plaintiffs are prohibited from seeking or taking any discovery in this litigation. If the remand order should be affirmed, the stay will terminate automatically when this court issues its mandate.

United States Court of Appeals

For the Seventh Circuit
Chicago, Illinois 60604

RECEIVED
NOV 1 2004
S.B.F.

October 26, 2004

Before

Hon. FRANK H. EASTERBROOK, *Circuit Judge*

Hon. MICHAEL S. KANNE, *Circuit Judge*

Hon. DIANE P. WOOD, *Circuit Judge*

TERRY SPURGEON, as Custodian for the Benefit of James E. Spurgeon, individually and on behalf of all others similarly situated, Plaintiff-Appellee,	Appeal from the United States District Court for the Southern District of Illinois.
No. 04-2687 v.	No. 04 C 355
PACIFIC LIFE INSURANCE COMPANY, Defendant-Appellant.	Michael J. Reagan, Judge.

The following are before the court:

1. MOTION FOR STAY, filed on September 13, 2004, by counsel for the appellant.

2. APPELLEE'S RESPONSE TO MOTION TO STAY, filed on October 1, 2004, by counsel for the appellee.

IT IS ORDERED that #1 is GRANTED. The district court's order remanding the case to state court is STAYED pending resolution of the appeal.

EXHIBIT
tabbies
D

BURROUGHS, HEPLER, BROOM, MacDONALD, HEBRANK & TRUE, LLP
ATTORNEYS AT LAW

GARY A. MEADOWS
LICENSED IN ILLINOIS
DIRECT DIAL: 618-307-1153
FAX: 618-656-1364
E-MAIL: gam@ilmolaw.com
www.ilmolaw.com

103 W. VANDALIA STREET, SUITE 300
P.O. BOX 510
EDWARDSVILLE, ILLINOIS 62025
618-656-0184

1010 MARKET STREET, SUITE 500
ST. LOUIS, MISSOURI 63101
314-355-6160

REPLY TO EDWARDSVILLE OFFICE

October 13, 2004

Honorable Clarence Harrison
Madison County Courthouse
Edwardsville, IL 62025

Re: Potter vs. Janus, et al.
NO. 03-L-1254

Dear Judge Harrison:

You will recall that on September 20, 2004, you heard arguments on the Defendants' Motion to Stay the state case until the United States Court of Appeals for the Seventh Circuit decides the Defendants' appeal of the Order that remanded the case to this Court. At that time, you allowed Defendants additional time to file their Reply to the Response that was filed by Plaintiff on the day of the hearing. You further asked the parties to submit proposed orders with findings of fact and indicated that after receiving and reviewing the additional filings, you would issue your ruling in due course.

With the above in mind, this is to advise you that all of the parties have agreed that all proceedings in this state case shall be suspended for a period of 120 days. A copy of the signed Stipulation is enclosed herein for your review. Thus, there is no further need for you to consider the Motion to Stay at this point in time. What the parties have instead agreed to is that the Court should schedule a status conference after the passage of the 120 days. At that time, the parties will then advise the Court about the status of the federal appeal and the multi district litigation and/or whether consideration of the Motion to Stay the state case should be resumed at that time.

In short, there is no need for you to consider the Motion to Stay at this time. We would however respectfully request that the case be set for a status conference in 120 days to allow further discussion of this case with the Court and with all the parties.

Thank you for your consideration.

Yours truly,

Gary A. Meadows

GAM/tf
Enclosure
cc: Mark Perry
Stephen M. Tillery
Kurt Reitz
Dale Harris
Tom Smith
Christopher Hall
Richard Hunsaker

EXHIBIT
E

FILED
2004 OCT 13 PM 1:25
CLERK OF CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

ROBERT POTTER and DOROTHY LUETTINGER, individually and on behalf of all others similarly situated,

Plaintiffs,

v.

JANUS INVESTMENT FUND, a business trust, JANUS CAPITAL MANAGEMENT, LLC, SCUDDER INTERNATIONAL FUND, INC., a corporation and DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC.,

Defendants.

Case No. 03-L-1254

STIPULATION

Defendants have moved to stay all proceedings in this state case until the United States Court of Appeals for the Seventh Circuit decides Defendants' appeal of the Order remanding the case to this Court ("Motion to Stay").

The parties' hereby stipulate to suspend consideration of the Motion to Stay for 120 days. The parties further stipulate that, during this period, all proceedings in this state case shall also be suspended.

Upon the conclusion of this 120 day period, the Court will schedule a status conference, the purpose of which will be to advise the Court as to the status of the litigation, any other proceedings related to it, and the party's intentions with respect to proceeding. Upon request by Defendants, the Court at such hearing may order that consideration of Defendants' Motion to Stay be resumed and set a date by which the parties shall provide the Court with the materials the Court requested with respect to such motion in its Order dated September 20, 2004.

KOREIN TILLERY, LLC

BY: ______________________
STEPHEN M. TILLERY
701 Market Street
Suite 300
St. Louis, MO 63101
Phone: 314/241-4844
Fax: 314/241-3525
Attorney for Plaintiffs

THOMPSON COBURN LLP

BY: ______________________ /GAM
KURT E. REITZ
525 West Main Street
P. O. Box 750
Belleville, IL 62222
Phone: 618/277-4700
Fax: 618/236-3434
Attorneys for Janus Investment Fund

BURROUGHS, HEPLER, BROOM, MACDONALD, HEBRANK & TRUE

BY: ______________________
GARY A. MEADOWS
Two Mark Twain Plaza
Suite 300
103 West Vandalia St.
P. O. Box 510
Edwardsville, IL 62025
Phone: 618/656-0184
Fax: 618/656-1364
Attorneys for Janus Capital Management, LP

HEYL, ROYSTER, VOELKER & ALLEN

BY: ______________________
RICHARD HUNSAKER
Mark Twain Plaza II
Suite 100
103 West Vandalia St.
P. O. Box 467
Edwardsville, IL 62025
Phone: 618/656-4646
Fax: 618/656-7940
Attorneys for Scudder International Fund, Inc. and Deutsche Investment Management Americas, Inc.

Nos. 04-1495, 04-1496, 04-1608, 04-1628,
04-1650, 04-1651, 04-1660, 04-1661, 04-2162 & 04-2687
(Consolidated for Briefing and Decision)

**IN THE UNITED STATES COURT OF APPEALS
FOR THE SEVENTH CIRCUIT**

CARL KIRCHER, et al.,

Plaintiffs-Appellees,

v.

PUTNAM FUNDS TRUST, et al.,

Defendants-Appellants.

On Appeal From The United States District Court
For The Southern District Of Illinois
In Nos. 03-C-691, 03-C-852, 03-C-853, 03-C-673,
03-C-692, 03-C-843, 04-C-56 & 04-C-355
Judges G. Patrick Murphy, David R. Herndon, and Michael J. Reagan

---

JOINT BRIEF FOR APPELLANTS

Mark A. Perry
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 955-8500

Attorneys for Janus Capital Management LLC, Appellant in No. 04-1651

[Additional counsel on inside cover]

CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-1651

Short Caption: Carl Kircher, et al. v. Putnam Funds Trust, et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.

The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief. **Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.**

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P. 26.1 by completing the item #3):

Janus Capital Management LLC

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:

Gibson, Dunn & Crutcher LLP and Burroughs, Hepler, Broom, MacDonald, Hebrank & True, LLP have appeared for Janus Capital Management LLC.

(3) If the party or amicus is a corporation:

i) Identify all its parent corporations, if any; and

Janus Capital Management LLC is a wholly owned subsidiary of Janus Capital Group Inc., a publicly traded company.

ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:

Janus Capital Group Inc.

Attorney's Signature: ____________________ Date: ____________

Attorney's Printed Name: Mark A. Perry

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes X No ____

Address: Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue., N.W., Washington, D.C. 20036

Phone Number: (202) 955-8500 Fax Number: (202) 467-0539

E-Mail Address: mperry@gibsondunn.com

CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-1495, 04-1496, 04-1608, 04-1628 & 04-1650

Short Caption: Carl Kircher, et al. v. Putnam Funds Trust, et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.

The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief. **Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.**

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P. 26.1 by completing the item #3):

Putnam Funds Trust (04-1495), Putnam International Equity Fund (04-1496), Putnam Investment Funds (04-1608), Artisan Funds, Inc. (04-1628), and Scudder International Fund, Inc. (04-1650)

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:

Ropes & Gray LLP and Bryan Cave LLP (Rebecca R. Jackson, counsel of record) have appeared for Putnam Funds Trust (04-1495), Putnam International Equity Fund (04-1496) and Putnam Investment Funds (04-1608).

Ropes & Gray LLP and Heyl, Royster, Voelker & Allen (Robert H. Shultz, Jr., counsel of record) have appeared for Artisan Funds, Inc. (04-1628) and Scudder International Fund, Inc. (04-1650).

(3) If the party or amicus is a corporation:

i) Identify all its parent corporations, if any; and

None of the Appellants identified above has a parent corporation.

ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:

No publicly held company owns ten percent or more of the stock of any of the Appellants identified above.

Attorney's Signature: ______________________ Date: ______________

Attorney's Printed Name: John D. Donovan, Jr./Thomas B. Smith

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes ____ No X

Address: Ropes & Gray LLP, One International Place, Boston, Massachusetts 02110

Ropes & Gray LLP, 700 12th Street, N.W., Washington, D.C. 20005

Phone Number: (617) 951-7000 / (202) 508-4600 Fax Number: (617) 951-7050 / (202) 508-4650

E-Mail Address: jdonovan@ropesgray.com / tbsmith@ropesgray.com

CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-2687

Short Caption: Carl Kircher, et al. v. Putnam Funds Trust, et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.

The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief. **Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.**

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P. 26.1 by completing the item #3):

Pacific Life Insurance Company

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:

Dechert LLP and Burroughs, Hepler, Broom, MacDonald, Hebrank & True, LLP have appeared for Pacific Life Insurance Company.

(3) If the party or amicus is a corporation:

i) Identify all its parent corporations, if any; and

Pacific Life Insurance Company is a wholly owned subsidiary of Pacific Life Corporation, a private stock holding company.

ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:

Pacific Life Corporation

Attorney's Signature: ____________ Date: ____________

Attorney's Printed Name: Steven B. Feirson/Stephen J. McConnell/Nory Miller

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes X No ____

Address: Dechert LLP

4000 Bell Atlantic Tower, Philadelphia, Pennsylvania 19103

Phone Number: (215) 994-4000 Fax Number: (215) 994-2222

E-Mail Address: steven.feirson@dechert.com

CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-1650

Short Caption: Carl Kircher, et al. v. Putnam Funds Trust, et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.

The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief. **Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.**

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P. 26.1 by completing the item #3):

Deutsche Investment Management Americas Inc.

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:

Morgan, Lewis & Bockius LLP and Heyl, Royster, Voelker & Allen (Robert H. Shultz, Jr., counsel of record) have appeared for Deutsche Investment Management Americas Inc.

(3) If the party or amicus is a corporation:

i) Identify all its parent corporations, if any; and

Deutsche Investment Management Americas Inc. is a wholly owned subsidiary of Deutsche Bank Americas Holding Corp., which is a wholly owned subsidiary of Taunus Corporation, which is a wholly owned subsidiary of Deutsche Bank AG, a publicly traded company.

ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:

Deutsche Bank AG

Attorney's Signature: ______________________ Date: ______________

Attorney's Printed Name: Christopher P. Hall

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes ____ No X

Address: Morgan, Lewis & Bockius LLP
101 Park Avenue, New York, New York 10178

Phone Number: (212) 309-6000 Fax Number: (212) 309-6001

E-Mail Address: ______________________

CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-1651

Short Caption: Carl Kircher, et al. v. Putnam Funds Trust, et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.

The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief. **Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.**

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P. 26.1 by completing the item #3):

Janus Investment Fund

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:

Davis Graham & Stubbs LLP and Thompson Coburn LLP have appeared for Janus Investment Fund.

(3) If the party or amicus is a corporation:

i) Identify all its parent corporations, if any; and

Janus Investment Fund has no parent corporation.

ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:

No publicly held company owns ten percent or more of Janus Investment Fund stock.

Attorney's Signature: ______ Date: ______

Attorney's Printed Name: Dale R. Harris

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes X No ___

Address: Davis Graham & Stubbs LLP
1550 17th Street, Denver, CO 80202

Phone Number: (303) 892-9400 Fax Number: ______

E-Mail Address: ______

CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-1660

Short Caption: Carl Kircher, et al. v. Putnam Funds Trust, et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.

The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief. **Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.**

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P. 26.1 by completing the item #3):

Columbia Wanger Asset Management L.P.

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:

Neal, Gerber & Eisenberg LLP and Stinson Morrison Hecker LLP have appeared for Columbia Wanger Asset Management L.P.

(3) If the party or amicus is a corporation:

i) Identify all its parent corporations, if any; and

Defendant Columbia Wanger Asset Management, LP is a Delaware limited partnership, the General Partner of which is CWAM Acquisition GP, Inc., a Delaware corporation, which is a wholly owned subsidiary of Columbia Management Group, Inc., which in turn is a wholly owned subsidiary of Fleet National Bank, which in turn is a subsidiary of Bank of America Corp., a publicly traded company.

ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:

Bank of America Corporation

Attorney's Signature: ________ Date: ________

Attorney's Printed Name: Phil C. Neal/Mark A. Rabinowitz

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). **Yes** X **No** ____

Address: Neal, Gerber & Eisenberg LLP
Two North LaSalle Street, Chicago, Illinois 60602

Phone Number: (312) 269-8083 Fax Number: ________

E-Mail Address: ________

CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-1628 & 04-1661

Short Caption: Carl Kircher, et al. v. Putnam Funds Trust, et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.

The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief. **Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.**

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P. 26.1 by completing the item #3):

Artisan Partners Limited Partnership (04-1628) and Columbia Acorn Trust (04-1661)

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:

Bell, Boyd & Lloyd LLP and Burroughs, Hepler, Broom, MacDonald, Hebrank & True, LLP have appeared for Artisan Partners Limited Partnership (04-1628) and Columbia Acorn Trust (04-1661).

(3) If the party or amicus is a corporation:

i) Identify all its parent corporations, if any; and

Not applicable.

ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:

Not applicable.

Attorney's Signature: ______________________ Date: ______________

Attorney's Printed Name: John W. Rotunno (counsel of record) / Kenneth E. Rechtoris

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes X No ____

Address: Bell, Boyd & Lloyd LLC
70 West Madison Street, Chicago, Illinois 60602

Phone Number: (312) 807-4213 Fax Number: (312) 827-8154

E-Mail Address: jrotunno@bellboyd.com

CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-1495, 04-1496, & 04-1608

Short Caption: Carl Kircher, et al. v. Putnam Funds Trust, et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.

The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief. **Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.**

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P. 26.1 by completing the item #3):

Putnam Investment Management, LLC

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:

Skadden, Arps, Slate, Meagher & Flom LLP and Bryan Cave LLP have appeared for Putnam Investment Management, LLC.

(3) If the party or amicus is a corporation:

i) Identify all its parent corporations, if any; and

Putnam Investment Management, LLC is an indirect subsidiary of Marsh & McLennan Companies, Inc., a publicly traded company.

ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:

Marsh & McLennan Companies, Inc.

Attorney's Signature: ____________ Date: ____________

Attorney's Printed Name: Seth M. Schwartz

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). Yes X No ____

Address: Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square, New York, New York 10036

Phone Number: (212) 735-2710 Fax Number: ____________

E-Mail Address: ____________

CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-2162

Short Caption: Carl Kircher, et al. v. Putnam Funds Trust, et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.

The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief. **Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.**

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P. 26.1 by completing the item #3):

Van Kampen Series Fund, Inc.

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:

Skadden, Arps, Slate, Meagher & Flom LLP has appeared for Van Kampen Series Fund, Inc.

(3) If the party or amicus is a corporation:

i) Identify all its parent corporations, if any; and

Van Kampen Series Fund, Inc. has no parent corporation.

ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:

No publicly held company owns ten percent or more of Van Kampen Series Fund, Inc. stock.

Attorney's Signature: ____________________ Date: ____________

Attorney's Printed Name: Charles F. Smith/Lee P. Garner

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). **Yes** X **No** ____

Address: Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive, Chicago, Illinois 60606

Phone Number: (312) 407-0787 Fax Number: ____________

E-Mail Address: ____________

CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: 04-2162

Short Caption: Carl Kircher, et al. v. Putnam Funds Trust, et al.

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.

The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief. **Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.**

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P. 26.1 by completing the item #3):

Van Kampen Investment Advisory Corporation

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:

Winston & Strawn and Law Offices of Jack C. Carey have appeared for Van Kampen Investment Advisory Corporation.

(3) If the party or amicus is a corporation:

i) Identify all its parent corporations, if any; and

Van Kampen Investment Advisory Corporation merged into Van Kampen Asset Management on November 30, 2003. Van Kampen Asset Management is a wholly owned subsidiary of Van Kampen Investments, Inc., which is a wholly owned subsidiary of MSAM Holding II Inc., which is a wholly owned subsidiary of Morgan Stanley, a publicly traded company.

ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:

Morgan Stanley

Attorney's Signature: ______________ Date: ______________

Attorney's Printed Name: Robert Y. Sperling/David E. Koropp

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). **Yes** X **No** ____

Address: Winston & Strawn
35 West Wacker Drive, Chicago, Illinois 60601

Phone Number: (312) 558-5600 **Fax Number:** ______________

E-Mail Address: ______________

TABLE OF CONTENTS

TABLE OF AUTHORITIES

Cases

Regulations

Other Authorities

INTRODUCTION

The plaintiffs in each of the underlying cases are investors in mutual fund or variable annuity products offered or advised by the various defendants. For convenience, we refer to plaintiffs-appellees as the Investors and to defendants-appellants as the Funds.[1]

Under federal law, mutual fund shares can be purchased and sold (redeemed) only at a price based on the fund's "net asset value" (NAV), which is calculated once daily using the prices of the securities in which the fund has invested. Traded securities—including securities traded on foreign markets—must be priced at market value; if (and only if) market value is not "readily available," the fund may make an estimate of "fair value." The Investors in these cases complain that the Funds improperly calculated the NAVs of mutual funds invested in foreign securities by relying on market value rather than engaging in "fair value" pricing. They charge that

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[1] In No. 04-1495, plaintiff Carl Kircher allegedly invested in Putnam International Growth and Income Fund, a mutual fund series of defendant Putnam Funds Trust, which is advised by defendant Putnam Investment Management, LLC. In Nos. 04-1496 & 04-1608, plaintiffs Steve Dudley and Beth Dudley allegedly invested in defendant Putnam International Equity Fund, as well as in Putnam International New Opportunities Fund, a mutual fund series of defendant Putnam Investment Funds, which are advised by defendant Putnam Investment Management, LLC. In No. 04-1628, plaintiff T.K. Parthasarathy allegedly invested in Artisan International Fund, a mutual fund series of defendant Artisan Funds, Inc., which is advised by defendant Artisan Partners Limited Partnership. In No. 04-1650, plaintiff Dorothy Luettinger allegedly invested in Scudder International Fund, a mutual fund series of defendant Scudder International Fund, Inc., which is advised by defendant Deutsche Investment Management Americas Inc. In No. 04-1651, plaintiff Robert Potter allegedly invested in Janus Overseas Fund, a mutual fund series of defendant Janus Investment Fund, which is advised by defendant Janus Capital Management LLC. In Nos. 04-1660 & 04-0661, plaintiff Gary Vogeler allegedly invested in Acorn International Fund, a mutual fund series of defendant Columbia Acorn Trust, which is advised by defendant Columbia Wanger Asset Management L.P. In No. 04-2162, plaintiff Avery Jackson allegedly invested in the Van Kampen International Magnum Fund, a mutual fund series of defendant Van Kampen Series Fund, Inc., which is advised by defendant Van Kampen Investment Advisory Corporation. In No. 04-2687, plaintiff Terry Spurgeon allegedly purchased a variable annuity contract from defendant Pacific Life Insurance Company.

this alleged misconduct allowed arbitrageurs (known as "market timers") to profit from time-zone differences between domestic and foreign markets by purchasing mutual fund shares at a discount or redeeming them at a premium. These market-timing trades, the Investors allege, injured other mutual fund investors by diminishing (diluting) the value of their investments.

The Funds removed the Investors' actions to federal court pursuant to the Securities Litigation Uniform Standards Act of 1998 (SLUSA). As pertinent here, SLUSA preempts state-law class actions that allege specified misconduct "in connection with" the purchase or sale of securities. The district court held that SLUSA did not preclude the Investors' state-law challenges to the Funds' alleged facilitation of market-timing trading of mutual fund shares because the "in connection with" requirement ostensibly was not met.

STATEMENT OF JURISDICTION

By order entered in No. 04-1495 on June 29, 2004, and subsequently adopted in the rest of these appeals, this Court concluded that the underlying actions were properly removed to federal court pursuant to SLUSA, 15 U.S.C. §§ 77p(c) & 78bb(f)(2), and that these appeals are within the Court's appellate jurisdiction as conferred by 28 U.S.C. § 1291. App. 320a-327a.

QUESTION PRESENTED

SLUSA preempts state-law class actions that allege misconduct undertaken "in connection with" the purchase or sale of securities. The Supreme Court has held that the parallel "in connection with" requirement in § 10(b) of the Securities Exchange Act of 1934 is met if the alleged misconduct "coincides" with the purchase or sale of securities. The Investors in these cases allege that the Funds engaged in misconduct that coincided with the purchase and redemption of fund shares by both market timers and the Investors. Did the district court err in concluding that the "in connection with" requirement of SLUSA was not met?

STATEMENT OF THE CASE

The Investors filed a series of putative class action complaints against the Funds in the circuit courts for Madison and St. Clair Counties, Illinois. The Funds timely removed each of the actions to the Southern District of Illinois pursuant to SLUSA's removal provision, 15 U.S.C. §§ 77p(c) & 78bb(f)(2). The district court ruled that SLUSA did not preempt the Investors' claims, and remanded each of the actions to state court. The Funds filed timely notices of appeal, and this Court consolidated the cases for briefing and decision.

STATEMENT OF FACTS

On September 3, 2003, the Attorney General of New York released a complaint alleging that a hedge fund had been "market timing" various mutual funds by making in-and-out trades designed to exploit pricing inefficiencies. The first civil complaints involving market timing were filed less than 24 hours later; since then, more than 200 cases against more than 20 fund complexes have been filed. Most of these actions were filed in federal court under the federal securities laws; a few were filed in state court and were subsequently removed by the defendants. With few exceptions other than the consolidated cases before this Court, the market-timing actions have been transferred to the District of Maryland for coordinated proceedings. *In re Mutual Funds Inv. Litig.*, 310 F. Supp. 2d 1359 (J.P.M.L. 2004). That court has deferred consideration of remand issues in the cases before it. App. 347a-353a.[2]

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[2] The court below actively managed most of these cases to keep them out of the multidistrict proceedings. In one order, for example, the district court stated that it was "keenly aware of Plaintiffs' request for prompt consideration . . . in light of a pending transfer" and remanded the case to avoid its being "swept into a massive MDL proceeding." App. 7a-8a; *see also Woodbury v. Nationwide Life Ins. Co.*, No. 04-C-373 (S.D. Ill. July 30, 2004), at 3 (court below "consistently *denies* motions to stay proceedings . . . based on the entry of a Conditional Transfer Order by the MDL Panel"). The great majority of federal courts, by contrast, rec-

[Footnote continued on next page]

The Investors allege that the Funds "set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time," and that, to do so, the Funds "use the last trade price in the home market of each of the securities in [their] portfolio[s]." App. 244a. These allegations reflect the requirements of the Investment Company Act of 1940 (ICA) and associated regulations, pursuant to which mutual funds typically "calculate their NAVs once each day at or near the close of the major U.S. securities exchanges and markets (usually 4:00 p.m., Eastern Time . . .)" and "generally calculate their NAVs by using the closing prices of portfolio securities on the exchange or market (whether foreign or domestic) on which the securities principally trade." SEC Div. of Inv. Mgmt., *Letter to the ICI Regarding Valuation Issues*, 2001 SEC No-Act. LEXIS 543, at *1, *3 (Apr. 30, 2001).

The Investors further allege that a "significant portion of the securities in [the Funds'] portfolios are foreign securities" that trade on exchanges "located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time." App. 244a. As a result of this time-zone difference, the Investors allege that "the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time [the Funds] set their fund NAV." *Id.* The Investors complain that despite "knowledge of . . . the stale price[s] of the foreign securities in [their] underlying portfolio[s]," the Funds "do not make any value adjustments to the portfolio securities prior to calculating fund NAV and setting share price every business day." *Id.* at 245a.

[Footnote continued from previous page]

ognize that a stay pending MDL transfer often best accords with the policies of the federal framework for multidistrict case management. *See, e.g., In re Ivy*, 901 F.2d 7, 9 (2d Cir. 1990); App. 339a-341a. We recognize that district courts have broad power to stay, or not to stay, proceedings for the sake of judicial efficiency (*e.g., Clinton v. Jones*, 520 U.S. 681, 706 (1997)), but suggest that an across-the-board refusal even to entertain stay requests based on the pendency of an MDL transfer motion is not an appropriate exercise of "discretion."

The ICA, however, does not require (or even permit) funds to estimate the "fair value"—*i.e.*, a valuation that differs from the closing price—of portfolio securities unless market quotations are not readily available. 15 U.S.C. § 80a-2(a)(41)(B)(ii); 17 C.F.R. § 270.2a-4(a). When market quotations are readily available, "funds are not permitted to ignore these quotations and fair value price the securities" because to do so "would not be consistent with a fund's obligation under the 1940 Act and could result in an incorrect NAV." 2001 SEC No-Act. LEXIS 543, at *6; *see also* SEC Rel. No. 33-7512, 63 Fed. Reg. 13,916, 13,933 (Mar. 23, 1998); SEC Rel. No. IC-14244, 49 Fed. Reg. 46,558, 46,559 n.7 (Nov. 27, 1984).

Nevertheless, the Investors charge that "[b]y failing to make daily adjustments . . . and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, [the Funds] have exposed long term shareholders to market timing traders who regularly purchase and redeem [fund] shares as part of a profitable trading strategy." App. 248a. They contend that the "excess profits that are obtained by market timing traders' taking advantage of the stale pricing of [fund] shares come at the expense of fellow shareholders." *Id.* at 250a. The Investors complain that, by allegedly facilitating market-timing trading in this fashion, the Funds breached duties purportedly owed to shareholders under state common law. *Id.* at 257a. On behalf of putative classes of investors who bought and held shares in the respective Funds, the Investors seek damages (including punitive damages), interest, and attorneys' fees. *Id.*

The Funds removed the cases to federal court on the ground, *inter alia*, that the Investors' claims are governed by SLUSA, which precludes state-law class actions that allege specified misconduct—a material misstatement or omission, or the use of a manipulative or deceptive device—"in connection with" the purchase or sale of securities. *See* 15 U.S.C. §§ 77p(b) & 78bb(f)(1). The Investors' sole defense to SLUSA preemption was that the "in connection with" requirement was not met because they ostensibly were mere "holders," rather than purchasers or sellers, of mutual fund shares.

In a series of nearly identical orders, the district court ruled that SLUSA's "in connection with" requirement was not met in these cases because "[t]here is no claim asserted by a purchaser or seller; the claims are brought by those who *held* shares." App. 9a. The court concluded that "[t]hese claims are not actionable under [§ 10(b) of the Securities Exchange Act of 1934], and they are not removable under SLUSA." *Id.* (citing *Blue Chip Stamps v. Manor Drug Stores*, 421 U.S. 723 (1975)); *see also* App. 333a (because the "complaint alleges dilution claims that only a holder of securities can bring" and "[s]uch claims are not actionable under the [Exchange Act]," the "claims cannot be removed under SLUSA"). The same reasoning was adopted in each decision under review. *See id.* at 4a-5a; 20a-21a; 26a-27a; 33a-34a; 40a-41a; 46a.[3]

SUMMARY OF ARGUMENT

I. SLUSA was enacted to prevent securities plaintiffs from circumventing the substantive and procedural requirements of federal law, particularly the restrictions on strike suits and abusive discovery, by filing class actions in state court.

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[3] Because the cases are all variations on the same theme, we generally cite the complaint (App. 240a-262a) and order (*id.* at 23a-29a) in *Potter* (No. 04-1651) as representative. For the same reason, we refer to the district court in the singular even though three different judges entered the orders at issue. Although *Spurgeon* (No. 04-2687) involves variable annuities and the rest of the cases involve mutual funds, for purposes of applying SLUSA there are no relevant differences because the *Spurgeon* investors' premiums were allegedly allocated to subaccounts that were invested in mutual funds that were subject to market timing; a subaccount unit is equivalent to a mutual fund share. We note, however, that Pacific Life Insurance Company has also appealed from the district court's order denying a stay in *Spurgeon*. This issue is not common to all and therefore will not be addressed in this joint brief. Pacific Life requests permission to submit supplemental briefing on this issue if necessary.

A. As pertinent here, SLUSA precludes state-law class actions that allege misconduct "in connection with" the purchase or sale of securities. The "in connection with" requirement of SLUSA is nearly identical to the language of § 10(b) of the Securities Exchange Act of 1934, which prohibits misstatements and manipulation "in connection with" the purchase or sale of any security. The phrase should be given the same meaning in each instance. *Falkowski v. Imation Corp.*, 309 F.3d 1123 (9th Cir. 2002).

B. In *SEC v. Zandford*, 535 U.S. 813 (2002), the Supreme Court construed the "in connection with" requirement of § 10(b) broadly and concluded that "[i]t is enough that the scheme to defraud and the sale of securities coincide." The Court relied on previous § 10(b) cases, particularly *United States v. O'Hagan*, 521 U.S. 642 (1997), in concluding that the plaintiff need not be a purchaser or seller to fit within the statute so long as there is a nexus between the alleged misconduct and a purchase or sale of securities. The Investors' claims satisfy the "in connection with" requirement in two ways: They claim that the Funds' alleged misconduct coincided with purchases and sales of securities by market timers, and they claim that this misconduct coincided with mutual fund investments by the Investors and putative class members.

II. The Investors' claims meet the "in connection with" requirement of SLUSA because they allege that the Funds' misconduct coincided with the purchase and redemption of mutual fund shares by market timers.

A. The Investors allege that the Funds set inaccurate fund share prices, creating arbitrage opportunities that were inconsistent with stated investment objectives. This purported misconduct coincided with (indeed, according to the Investors, facilitated) the purchase and sale of securities by market timers, allegedly to the Investors' detriment. The Investors claim that their injuries were directly caused by the market timers' purchases and sales, which allegedly diminished the value of the Investors' mutual fund holdings. A misrepresentation concerning the value of securities that coincides with a purchase or sale satisfies SLUSA's "in connection with" requirement. Accordingly, the Investors have pleaded precisely what SLUSA precludes.

B. The district court ruled that SLUSA is inapplicable where there is no claim asserted by a purchaser or seller. But there is no such limitation in SLUSA, although Congress has enacted a purchaser/seller requirement in other statutes. The district court's ruling rested on a misapplication of *Blue Chip Stamps v. Manor Drug Stores*, 421 U.S. 723 (1975), in which the Supreme Court limited the judicially created private right of action under Rule 10b-5 to actual purchasers or sellers of securities. This limitation was based solely on the Court's policy determinations and was not, as the Investors would have it, a judicial construction of the "in connection with" language. The Supreme Court reiterated in *O'Hagan* that the *Blue Chip Stamps* purchaser/seller limitation is *not* an element of a § 10(b) violation. Congress is presumed to have adopted this interpretation in enacting SLUSA the following year. *Holmes v. SIPC*, 503 U.S. 258 (1992).

The *Blue Chip Stamps* rule was adopted to combat unmeritorious suits and discovery abuse, and does not apply in cases that do not present those dangers. Since SLUSA was enacted to counteract precisely the same problems, applying a *Blue Chip Stamps*-type rule in this context is both unnecessary and unwarranted. The courts that have done so (*e.g.*, *Green v. Ameritrade, Inc.*, 279 F.3d 590 (8th Cir. 2002)) misread *Blue Chip Stamps* as a construction of § 10(b)'s "in connection with" limitation, rather than as an extra-statutory limit imposed by the Judiciary on private actions under Rule 10b-5. As the SEC has opined, there is no basis in law or logic to incorporate the *Blue Chip Stamps* rule into SLUSA.

C. The district court erroneously concluded that SLUSA does not preclude claims that are not "cognizable" under § 10(b) of the Exchange Act. But Congress did not condition SLUSA preemption on the availability of a private federal right of action. In fact, § 10(b) includes many requirements that are not prerequisites to SLUSA preemption, and SLUSA preempts many claims that cannot be brought under § 10(b). Congress did codify a number of exceptions to SLUSA, but not the purchaser/seller limitation on which the district court relied. This Court should decline to recognize an exemption that Congress did not enact (or, for that matter, intend). Unlike the judicially implied private right of action under Rule 10b-5, the contours of SLUSA have been prescribed by Congress and leave no room for judicial innovation. The plain language of SLUSA, as construed by the Supreme Court in the analogous § 10(b) context, dictates the conclusion that the Investors' claims are preempted.

III. The claims also meet the "in connection with" requirement of SLUSA because the Investors allege that the Funds' misconduct induced them (and the class members they purport to represent) to purchase fund shares. As a result, their actions are precluded by SLUSA even assuming *arguendo* the applicability of a *Blue Chip Stamps*-type purchaser/seller limitation.

A. The complaints allege that the Investors are "purchasers" of mutual fund shares. They assert that the Funds convinced them to "invest" in international mutual funds for the long term, and that these investment goals were "expressly stated" in fund prospectuses. They further allege that these representations were misleading because the Funds exposed the Investors to market timers by failing to implement fair value pricing, and that as "buy and hold shareholders" they suffered dilution of the value of their fund shares. These allegations bring the Investors' claims within the preclusive reach of SLUSA. *Dudek v. Prudential Sec., Inc.*, 295 F.3d 875 (8th Cir. 2002).

B. The Investors cannot avoid SLUSA preemption by alleging that they continued to hold their shares during the period of alleged misconduct. Even under the *Blue Chip Stamps* rule, claims by persons who "bought and held" securities are precluded by SLUSA. *Riley v. Merrill Lynch, Pierce, Fenner & Smith*, 292 F.3d 1334 (11th Cir. 2002). Moreover, the proposed class definitions do not exclude purchasers or sellers. Courts applying the *Blue Chip Stamps* rule in the SLUSA context have found preclusion in these circumstances. *Prof'l Mgmt. Assocs. v. KPMG LLP*, 335 F.3d 800 (8th Cir. 2003). It is irrelevant that the Investors seek damages for alleged "dilution," since SLUSA preclusion turns on the substance of their claims rather than the remedy sought; allegations of misconduct beginning before a purchase and continuing thereafter satisfy the "in connection with" requirement. The Investors' claims are precluded by SLUSA.

STANDARD OF REVIEW

This Court reviews questions of statutory construction *de novo*. *E.g.*, *Merrill Lynch, Pierce, Fenner & Smith v. Lauer*, 49 F.3d 323, 326 (7th Cir. 1995).

ARGUMENT

The misconduct alleged by the Investors in these cases coincided with the purchase and sale of securities by both market timers and the Investors (and putative class members). Accordingly, the district court should have dismissed their claims under SLUSA following removal.

I. SLUSA Precludes State-Law Class Actions That Allege Misconduct "In Connection With" The Purchase Or Sale Of Securities

Concluding that the "private securities litigation system is too important to the integrity of American capital markets to allow this system to be undermined by those who seek to line their own pockets by bringing abusive and meritless suits," Congress enacted the Private Securities Litigation Reform Act (PSLRA) in 1995 to "implement needed procedural protections to discourage frivolous litigation." H.R. Rep. No. 104-369, at 31-32 (1995); *see, e.g.*, *Behlen v.*

Merrill Lynch, 311 F.3d 1087, 1091 (11th Cir. 2002), *cert. denied*, 539 U.S. 927 (2003); *Lander v. Hartford Life & Annuity Ins. Co.*, 251 F.3d 101, 107 (2d Cir. 2001). The PSLRA's two most significant reforms were the creation of new and rigorous pleading requirements for securities fraud actions and an automatic stay of discovery until the court in which such an action is filed has had an opportunity to evaluate the sufficiency of the claims asserted. 15 U.S.C. §§ 77z-1 & 78u-4; *see, e.g.*, *In re Silicon Graphics Sec. Litig.*, 183 F.3d 970, 978-79 (9th Cir. 1999).

The PSLRA was directed only to federal litigation because "state-court class actions involving nationally traded securities were virtually unknown" when the PSLRA was enacted. S. Rep. No. 105-182, at 4 (1998). But the plaintiffs' bar soon began circumventing the PSLRA's requirements (and its objectives) by filing "frivolous and speculative" securities actions in *state* court. H.R. Conf. Rep. No. 105-803, at 14-15 (1998); *see Patenaude v. Equitable Life Assur. Soc.*, 290 F.3d 1020, 1025 (9th Cir. 2002). Indeed, "the decline in federal securities class action suits that occurred after the passage of the PSLRA was accompanied by a nearly identical increase in state court filings." *Riley v. Merrill Lynch, Pierce, Fenner & Smith*, 292 F.3d 1334, 1341 n.12 (11th Cir.), *cert. denied*, 537 U.S. 950 (2002).

In enacting SLUSA, Congress explained that "in order to prevent certain State private securities class action lawsuits alleging fraud from being used to frustrate the objectives of the [PSLRA], it is appropriate to enact national standards for securities class action lawsuits involving nationally traded securities." *Behlen*, 311 F.3d at 1091 (quoting Pub. L. No. 105-353, § 2(5)); *see also* App. 321a (recognizing that Congress enacted SLUSA to deter securities plaintiffs from "avoid[ing] the strictures of federal statutes," including the PSLRA). To accomplish this objective, SLUSA broadly preempts state-law class actions involving securities. *See Patenaude*, 290 F.3d at 1025 ("the statutory context and legislative history buttress the broad reach of SLUSA's plain language"). SLUSA is even broader than the PSLRA, and precludes state-law claims that could not have been brought under federal law. *See, e.g., Blaz v. Belfer*, 368 F.3d 501, 504-05 (5th Cir. 2004).

A. "In Connection With" Means The Same Thing In SLUSA And In Section 10(b) Of The Exchange Act

SLUSA mandates the dismissal of lawsuits that meet four statutory prerequisites: "(1) the suit is a 'covered class action,' (2) the plaintiffs' claims are based on state law, (3) one or more 'covered securities' has been purchased or sold, and (4) the defendant misrepresented or omitted a material fact [or used a manipulative or deceptive device] 'in connection with the purchase or sale of [such] security.'" *Riley*, 292 F.3d at 1342; *see* 15 U.S.C. §§ 77p(b) & 78bb(f)(1). With the exception of the "in connection with" requirement, neither the Investors nor the district court disputed that each condition is met in these cases. Accordingly, the preclusive effect of SLUSA in these cases turns on whether the misconduct alleged by the Investors took place "in connection with" the purchase or redemption of mutual fund shares.[4]

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[4] Having failed to dispute the other SLUSA prerequisites in the district court, the Investors may not do so in this Court. *E.g., Stevens v. Umsted*, 131 F.3d 697, 705 (7th Cir. 1997). In any event, the other requirements of SLUSA are clearly met here. (1) The class allegations (App. 261a-254a) qualify these cases as "covered class actions" under SLUSA. 15 U.S.C. § 78bb(f)(5)(B)(i). (2) The Investors expressly base their claims on state law. App. 255a, 257a. (3) Mutual fund shares are "covered securities" under SLUSA. *Kenneth Rothschild Trust v. Morgan Stanley Dean Witter*, 199 F. Supp. 2d 993, 999-1000 (C.D. Cal. 2002). So are variable annuities. *Herndon v. Equitable Variable Life Ins. Co.*, 325 F.3d 1252, 1254 (11th Cir. 2003). (4) The complaints allege misrepresentation, omission, deception, and/or manipulation, in that the Investors claim that the Funds failed to adhere to the valuation policies established by federal law and set forth in the fund prospectuses, with the result that fund share prices were inaccurate and the Funds' representations regarding investment objectives were misleading. App. 252a-258a; *cf. Feitelberg v. Merrill Lynch & Co.*, 234 F. Supp. 2d 1043, 1051 (N.D. Cal. 2002) ("if it looks like a securities fraud claim, sounds like a securities fraud claim and acts like a securities fraud claim, it is a securities fraud claim, no matter how you dress it up"), *aff'd*, 353 F.3d 765 (9th Cir. 2003).

The "in connection with" language in SLUSA also appears in § 10(b) of the Exchange Act, which makes it unlawful "[t]o use or employ, in connection with the purchase or sale of any security . . . , any manipulative or deceptive device or contrivance in contravention of such rules and regulations as the Commission may prescribe . . . ." 15 U.S.C. § 78j(b). The SEC's Rule 10b-5 similarly outlaws fraud and deceit, including false statements and omissions concerning material facts, "in connection with the purchase or sale of any security." 17 C.F.R. § 240.10b-5.

"[T]he normal rule of statutory construction [is] that identical words used in different parts of the same act are intended to have the same meaning." *Gustafson v. Alloyd Co.*, 513 U.S. 561, 570 (1995); *see Firstar Bank v. Faul*, 253 F.3d 982, 988 (7th Cir. 2001) (Congress is presumed to have "intended for the language in the new law to have the same meaning as the old"). SLUSA's use of "in connection with" should therefore be given a meaning congruent with that afforded the same phrase in § 10(b) of the Exchange Act. *Falkowski v. Imation Corp.*, 309 F.3d 1123, 1129-31 (9th Cir. 2002). As the SEC has explained, "[a]dopting for SLUSA purposes a construction of the term that is more restrictive than the definition applied under Section 10(b) would mean that litigants could continue to bring some cases under state law rather than being forced to sue under Section 10(b) and its attendant constraints." Br. of the SEC as *Amicus Curiae* in *Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, No. 03-7499 (2d Cir. filed June 22, 2004), at 9. Accordingly, judicial interpretations of § 10(b) provide a roadmap for construing the substantially identical terms of SLUSA. *Id.* at 8-9.

B. The "In Connection With" Requirement Is Met If The Alleged Misconduct And A Securities Transaction "Coincide"

In *SEC v. Zandford*, 535 U.S. 813 (2002), the Supreme Court granted certiorari to review the meaning of the "in connection with" language of § 10(b) and Rule 10b-5. *Id.* at 815, 818. The Court began by reiterating its long-expressed view that "the statute should be 'construed "not technically and restrictively, but flexibly to effectuate its remedial purpose.'"" *Id.* at 819 (quoting *Affiliated Ute Citizens of Utah v. United States*, 406 U.S. 128, 151 (1972) (quoting *SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 195 (1963))). The Court also noted approvingly that "the SEC has consistently adopted a broad reading of the phrase 'in connection with the purchase or sale of any security.'" 535 U.S. at 819.

The key holding of *Zandford* is that, to satisfy the "in connection with" requirement of § 10(b), "[i]t is enough that the scheme to defraud and the sale of securities *coincide*." 535 U.S. at 822 (emphasis added). In *Zandford*, a stock broker persuaded his customers to open a joint account, and then liquidated their securities and misappropriated the funds for his own use. *Id.* at 815-16. The Supreme Court rejected the argument that the broker's fraudulent scheme was not "in connection with" the purchase or sale of securities: Because his "fraud coincided with the [securities] sales," the Court held that the SEC could maintain a § 10(b) action against him. *Id.* at 820. In so holding, the Court relied on *United States v. O'Hagan*, 521 U.S. 642 (1997), in which a lawyer misappropriated information about a client's planned tender offer and used that information to trade in the target company's stock. The *O'Hagan* Court held that this scheme satisfied the "in connection with" requirement because "[t]he securities transaction and the breach of duty . . . coincide." *Id.* at 656; *see also* SEC *Dabit* Br. 10-11 (§ 10(b) "requires only that there be a nexus or relationship between the fraud and a securities transaction" and "[t]he necessary connection . . . exists when, among other situations, the proscribed conduct and the sale are part of the same fraudulent scheme") (internal quotation omitted). The parallel requirement of SLUSA is similarly met if there is a nexus between the alleged misconduct and a purchase or sale of securities.

The few courts that have applied *Zandford* in the SLUSA context hold unequivocally that a misrepresentation concerning the value of securities that coincides with a purchase or sale of those securities satisfies the "in connection with" requirement of SLUSA. *Falkowski*, 309 F.3d at 1131 ("The claim that defendant concealed the impending accounting write-off sufficiently alleges fraud 'in connection with' a contract to sell [defendant's] shares because it involves a misrepresentation about the value of the options"); *Feitelberg*, 234 F. Supp. 2d at 1052 ("[P]laintiff's allegations try to establish that defendants misrepresented the value of stock in order to further the interests of their investment banking division . . . . Accordingly, it is clear that the scheme to defraud and the sale of securities coincide. As such, the alleged misfeasance clearly is 'in connection with' the sale of securities.") (footnotes omitted), *aff'd*, 353 F.3d at 765. As *Falkowski* put it, the allegations of misconduct need only have "'more than some tangential relation to' the securities [transactions] themselves." 309 F.3d at 1131.

The Investors' claims are precluded by SLUSA because they satisfy the "in connection with" requirement in two independently sufficient ways. First, the alleged misconduct coincided with the purchases and redemptions of fund shares by market timers; and second, that alleged misconduct coincided with the Investors' mutual fund investments. We discuss each in turn.

II. The Investors Allege Misconduct "In Connection With" The Purchase Or Sale Of Securities By Market Timers

The Investors' claims meet SLUSA's "in connection with" requirement because the purchases and redemptions of fund shares by market timers bear the requisite causal nexus with the alleged misconduct. The misconduct alleged by the Investors is the Funds' establishment of inaccurate fund share prices through their purported failure to adequately implement fair value pricing when calculating fund NAVs, which created arbitrage opportunities that were exploited by market timers. This alleged misconduct coincided with (indeed, according to the Investors, facilitated) the purchase or sale of securities by market timers. These market-timing trades are alleged to have caused dilution of the Investors' fund share value, for which (the theory goes) the Funds are liable as a result of their having "permitted" market timing.

A. The Alleged Misconduct Coincided With The Market-Timing Transactions

That the Investors allege misconduct by the Funds "in connection with" the purchase or sale of securities by market timers is clear from the complaints: The Investors allege that "[b]y failing to make daily adjustments" to correct "stale prices," the Funds "exposed long term shareholders to market timing traders" who "buy shares on days when the United States market moves up" and who "sell (redeem) shares when the United States market moves down," all "at the expense of fellow shareholders who are non-trading long term buy and hold investors." App. 249a-250a. Moreover, the Investors expressly allege that their injuries flow directly from the purchase and sale of securities by market timers. They claim that "[t]he transfer of wealth" from long-term shareholders to market timers "occurs through dilution" of the value of fund assets caused by the market timers' purchase of shares at a discount and redemption of shares at a premium. *Id.* at 250a. The market timers' purchases and redemptions are therefore a necessary element of the Investors' claim that the Funds breached duties to them.

Because the requisite nexus between the alleged misstatement of the value of fund shares and the market timers' trading is present on the face of the Investors' complaints, it follows *a fortiori* from *Zandford* and *O'Hagan* that the "in connection with" requirement of SLUSA is satisfied in these cases. *Falkowski*, 309 F.3d at 1131; *see also* App. 344a (concealment of market timing trades from other investors, to whom those trades were allegedly disadvantageous, "would amount [to] deception in connection with purchases or sales for the purposes of SLUSA"); *id.* at 349a ("market-timed transactions involved 'the purchase or sale of a covered security' and, according to the facts alleged by plaintiffs, were 'manipulative and deceptive'"). The Investors have pleaded precisely what the statute precludes, and SLUSA mandates dismissal of their complaints.

The district court in these cases made no finding that the market timers' purchases and redemptions did not satisfy SLUSA's "in connection with" requirement. Instead, the court concluded that the claims at issue are not precluded by SLUSA because *the Investors* claimed that they were suing not as purchasers or sellers of securities, but rather as mere "holders" of mutual fund shares. This ruling was wrong as a matter of law (and, as explained in Part III below, as a matter of fact as well).

B. Claims In Which The Plaintiff Is Not A Purchaser Or Seller Are Not Exempted From SLUSA

The district court ruled that SLUSA is inapplicable where "[t]here is no claim asserted by a purchaser or seller." App. 26a. The court cited no statutory basis for this assertion, because there is none. This is significant because when Congress wants to adopt a purchaser/seller limitation, it well knows how to do so. *See* Insider Trading and Securities Fraud Enforcement Act of 1988, Pub. L. No. 100-704, 102 Stat. 4677, 4680-81 (codified at 15 U.S.C. § 78t-1) (limiting statutory right of action to contemporaneous purchasers and sellers). By not enacting a similar limitation in SLUSA, Congress precluded state-law actions that allege misconduct that coincides with *someone's* purchase or sale of securities, including the market timers' purchases and redemptions of mutual fund shares in these cases. *O'Hagan*, 521 U.S. at 658 (parallel language of § 10(b) "requires deception 'in connection with the purchase or sale of any security,' *not* deception of an identifiable purchaser or seller") (emphasis added); *see also Carpenter v. United States*, 484 U.S. 19, 24 (1987); *SEC v. Jakubowski*, 150 F.3d 675, 680 (7th Cir. 1998).

The district court unblinkingly accepted a flawed syllogism proffered by the Investors to avoid the preemptive reach of SLUSA. The Investors argued that (1) SLUSA's "in connection with" requirement is congruent with the "in connection with" requirement of § 10(b) and Rule 10b-5; (2) the Supreme Court held in *Blue Chip Stamps v. Manor Drug Stores*, 421 U.S. 723 (1975), that a private plaintiff cannot maintain a Rule 10b-5 action unless the plaintiff is a purchaser or seller of securities; (3) therefore, SLUSA only preempts claims by purchasers or sellers of securities. Premises (1) and (2) are, of course, correct; but conclusion (3) does not follow from them. Rather, as the SEC has explained, "SLUSA applies to preempt state law actions even if the actions do not meet the purchaser/seller standing requirement of [*Blue Chip Stamps*]." SEC *Dabit* Br. 16 (initial capitalization omitted).

In *Blue Chip Stamps*, the Supreme Court eschewed reliance on the text of the regulation (or the statute it implements), resting its decision instead on "what may be described as policy considerations." 421 U.S. at 737. Chief among these was the "recognition that litigation under Rule 10b-5 presents a danger of vexatiousness different in degree and in kind from that which accompanies litigation in general." *Id.* at 739. The Court pointed to two dangers in particular: First, even meritless cases have significant settlement value "so long as [the plaintiff] may prevent the suit from being resolved against him by dismissal or summary judgment"; and second, the "potential for possible abuse of the liberal discovery provisions" afforded under the Federal Rules. *Id.* at 740-41. The Court reasoned that since neither § 10(b) nor Rule 10b-5 "speaks at all to the contours of a private cause of action for their violation," it was "free to weigh" policy considerations and, on that basis, adopt a rule limiting the class of private Rule 10b-5 plaintiffs to those who had purchased or sold securities. *Id.* at 749, 754-55.

The *Blue Chip Stamps* rule is *not*, as the Investors would have it, a judicial construction of the "in connection with" requirement of § 10(b). The Court expressly recognized that its judicially created limitation would prevent private plaintiffs from bringing actions that met the *statutory* definition of a § 10(b) violation, including the "in connection with" requirement. 421 U.S. at 738.[5] As Justice O'Connor has explained, "[t]he purchaser/seller standing limitation in Rule 10b-5 damages actions . . . does not stem from a construction of the phrase 'in connection with the purchase or sale of any security.'" *Holmes v. SIPC*, 503 U.S. 258, 284 (1992) (opinion concurring in part and concurring in the judgment); *see also Ontario Pub. Serv. Empl. Union Pension Trust Fund v. Nortel Networks Corp.*, 369 F.3d 27, 34 (2d Cir. 2004) (the purchaser/seller limitation and the "in connection with" requirement "are two distinct inquiries").

The Supreme Court in *O'Hagan* unequivocally held that the purchaser/seller limitation adopted for policy reasons in *Blue Chip Stamps* is *not* an element of § 10(b):

> In [*Blue Chip Stamps*], we held that only actual purchasers or sellers of securities may maintain a private civil action under § 10(b) and Rule 10b-5. We so confined the § 10(b) private right of action because of "policy considerations." In particular, *Blue Chip Stamps* recognized the abuse potential and proof problems inherent in suits by investors who neither bought nor sold, but asserted they would have traded absent fraudulent conduct by others. *Criminal prosecutions do not present the dangers the Court addressed in* Blue Chip Stamps, *so that decision is "inapplicable" to indictments for violations of § 10(b) and Rule 10b-5.*

521 U.S. at 664-65 (emphasis added; internal citations omitted). And in *Zandford*, in which the sole issue was the meaning of the phrase "in connection with" in § 10(b), the *Blue Chip Stamps*

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5 In *Eason v. General Motors Acceptance Corp.*, 490 F.2d 654, 659-60 (7th Cir. 1973), this Court (Stevens, J.) had held that "holders" could assert 10b-5 claims because the "in connection with" requirement of the statute was met. This holding was rejected by the *Blue Chip Stamps* Court for reasons of policy, not statutory construction. *See* 421 U.S. at 748-49. As Justice Stevens has since observed, "the limitation on the right to recover pecuniary damages in a private action identified in *Blue Chip* is not necessarily coextensive with the limits of the rule itself." *Chiarella v. United States*, 445 U.S. 222, 238 n.* (1980) (concurring opinion).

rule was not even mentioned, much less applied. It therefore is not an element of § 10(b)'s "in connection with" requirement. *United States v. Naftalin*, 441 U.S. 768, 774 n.6 (1979).

O'Hagan was decided a year before SLUSA was enacted. It should therefore be presumed that Congress adopted the "in connection with" formulation in light of the interpretation that *O'Hagan* had afforded the *Blue Chip Stamps* rule (an interpretation that is clear from *Blue Chip Stamps* itself). *Holmes*, 503 U.S. at 267 (where Congress "used the same words, . . . we can only assume it intended them to have the same meaning that courts had already given them"); *Michigan v. Dept. of Treasury*, 489 U.S. 803, 813 (1989) ("When Congress codifies a judicially defined concept, it is presumed, absent an express statement to the contrary, that Congress intended to adopt the interpretation placed on that concept by the courts"). Thus, Congress must have understood and intended that the Judiciary would apply SLUSA to all claims that would meet the "in connection with" requirement of § 10(b), whether or not such claims could be brought by a private plaintiff under Rule 10b-5. Concomitantly, Congress must also have understood and intended that the Judiciary would not enforce the *Blue Chip Stamps* limitation in cases that "do not present the dangers" that led the Court to adopt the prudential standing rule. *O'Hagan*, 521 U.S. at 665.

SLUSA preclusion obviously does not present the dangers that private 10b-5 actions do; to the contrary, SLUSA was enacted to address precisely the same evils that animated the *Blue Chip Stamps* policy determination. Accordingly, SLUSA should not be circumvented on the basis of a judicially created rule that was designed to ameliorate, not exacerbate, precisely the same concerns that underlie SLUSA preemption. *See* SEC *Dabit* Br. 20 ("As applied under Rule 10b-5, the purchaser/seller rule serves to eliminate lawsuits that involve difficult issues of proof and are vexatious. Were the same rule to apply under SLUSA it would have the opposite effect, in that it would allow lawsuits with precisely these vexatious characteristics to go forward."). If the district court's orders were to be sustained, securities plaintiffs would easily be able to cast state-law class actions as "holder" claims, thereby circumventing both the PSLRA and SLUSA and frustrating the clear purpose of these amendments to the securities laws. *Cf. A.C. Frost & Co. v. Coeur d'Alene Mines Corp.*, 312 U.S. 38, 41-43 (1941) (refusing to apply a judicially created rule that would hinder the purpose of the securities laws).[6]

To be sure, the court below is not alone in having succumbed to the false allure of *Blue Chip Stamps* in the SLUSA context. The Eighth Circuit, for example, has said that *Blue Chip Stamps* "clearly explained the meaning of [the 'in connection with'] language in the context of SEC Rule 10b-5 and § 10(b)," and on this basis concluded that "in enacting SLUSA, Congress

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[6] Through the PSLRA and SLUSA, along with the National Securities Markets Improvement Act of 1996, "Congress intended to provide national, uniform standards for the securities markets and nationally marketed securities . . . [and] erected uniform standards for registration of, and litigation concerning, a defined class of covered securities." *Lander*, 251 F.3d at 111-12. As this Court has previously noted (App. 320a), mutual funds are regulated by the SEC under various federal statutes, including the Securities Act of 1933, the Exchange Act, and the ICA. The valuation of portfolio securities and the pricing of mutual fund shares are specifically addressed in the ICA and SEC implementing regulations. The federal regulatory regime leaves no room for inconsistent, *ad hoc* determinations by state courts regarding these issues. In fact, the Investors' supposedly state-law claims are expressly based on the Funds' alleged failure to "know and implement applicable rules and regulations governing the calculation of NAV"—*i.e.*, the pricing regulations promulgated by the SEC pursuant to the ICA. App. 257a. For this reason, the Investors' claims "necessarily depend[] on resolution of a substantial question of federal law," and were removable under 28 U.S.C. § 1441(b) in addition to SLUSA. *See Franchise Tax Board v. Construction Laborers Vacation Trust*, 463 U.S. 1, 8-9 (1983); *D'Alessio v. New York Stock Exch., Inc.*, 258 F.3d 93, 103 (2d Cir.), *cert. denied*, 534 U.S. 1066 (2001). Although the district court ruled that the Investors' claims were not removable under § 1441(b) because they "have not asserted claims under the ICA" (App. 27a), this Court has made clear that "courts rather than parties decide which rules of law govern the dispute." *Int'l Armor & Limousine Co. v. Maloney Coachbuilders, Inc.*, 272 F.3d 912, 915 (7th Cir. 2001), *cert. denied*, 535 U.S. 1078 (2002). The Court would appear to have appellate jurisdiction to consider this alternative ground for removal. *See Chicago, R.I. & P. R. Co. v. Stude*, 346 U.S. 574, 578 (1954).

did not make class actions on behalf of 'nonsellers' and 'nonpurchasers' removable to federal court." *Green v. Ameritrade, Inc.*, 279 F.3d 590, 596-97 (8th Cir. 2002); *see also Behlen*, 311 F.3d at 1093 (stating that the *Blue Chip Stamps* Court had "interpreted the identical phrase as it appears in Rule 10b-5"); *Riley*, 292 F.3d at 1343 (same).

As the SEC has explained, decisions such as these "misapprehend the relationship between the purchaser/seller requirement and the 'in connection with' element in Section 10(b)." SEC *Dabit* Br. 18. That is because the *Blue Chip Stamps* Court did not even purport to "explain[]" or "interpret[]" the phrase "in connection with"; rather, it adopted a limitation on persons who can state a private action under Rule 10b-5 that was expressly *divorced from* the language of the statute or rule. 421 U.S. at 749 ("No language in either of those provisions speaks at all to the contours of a private cause of action for their violation"); *see Norris v. Wirtz*, 719 F.2d 256, 259 (7th Cir. 1983). The *Blue Chip Stamps* rule is based on policy, not statutory language, "[y]et the policy concerns that led to the adoption of the rule under Section 10(b) do not appear to apply under SLUSA." SEC *Dabit* Br. 20. To the contrary, application of the purchaser/seller limitation in the SLUSA context would impede Congress's attempt to "enforc[e] a uniform national standard," would "exempt[] . . . a particularly vexatious form of litigation," and would "pose[] other potentially serious problems." *Id.* at 21-22.[7]

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[7] The MDL court recognized the "conventional wisdom" that the *Blue Chip Stamps* rule applies to SLUSA, but observed that *Zandford* (which has been all but ignored in SLUSA cases) "suggests that *Blue Chip Stamps* should not be mechanically applied." App. 350a. Moreover, the court acknowledged that *Blue Chip Stamps* "was based primarily upon prudential considerations" and that "[t]hose same considerations appear to weigh strongly in favor of SLUSA removability." *Id.*; *but see Grabow v. PricewaterhouseCoopers LLP*, 313 F. Supp. 2d 1152, 1154-55 (N.D. Okla. 2004).

C. Claims That Are Not Actionable Under Federal Law Are Not Exempted From SLUSA

The district court, however, was of the view that SLUSA does not preempt claims that are not "cognizable" under § 10(b) of the Exchange Act. App. 26a-27a. It may well be that the Investors could not plead a viable claim under the federal securities laws; but Congress did not condition SLUSA preemption on the availability of a private federal cause of action. *See* SEC *Dabit* Br. 16 ("That [allegations] satisfy the 'in connection with' requirement [of SLUSA] does not . . . mean that private plaintiffs making these claims can sue under Section 10(b) and Rule 10b-5"); App. 351a n.4 ("an action could be removable under SLUSA on the basis of the purchases and sales made by a [market timer] without the creation of a federal cause of action in favor of mutual fund shareholders under Rule [10b-5]").

SLUSA preempts many claims that could not be maintained under § 10(b) or Rule 10b-5. For example, *scienter* is a necessary element of a § 10(b) violation, and must be specifically pleaded in a complaint by a private plaintiff under Rule 10b-5, but need not be pleaded in order for an action to come within SLUSA's preemptive scope. *Feitelberg*, 234 F. Supp. 2d at 1051 ("if by merely omitting scienter allegations plaintiff can avoid SLUSA's preemption effect, SLUSA would be totally eviscerated"); SEC *Dabit* Br. 25 ("the statute's language makes clear that SLUSA preemption does not require an allegation of scienter"). Similarly, "[n]othing in the language of SLUSA suggests that any of the other requirements of a private Rule 10b-5 action—such as statute of limitations, reliance, loss causation—must be met before SLUSA preemption will apply." *Id.* at 29 n.7. Indeed, it was recognized at the time SLUSA was enacted that it would preclude state claims that could not be brought under the federal securities laws—for example, claims for aiding and abetting securities violations. S. Rep. No. 105-182, at 19 (additional views of Sens. Sarbanes, Bryan, and Johnson); *Central Bank of Denver v. First Interstate Bank of Denver*, 511 U.S. 164 (1994).

Congress did codify a number of express exceptions to SLUSA preemption. *See* 15 U.S.C. § 78bb(f)(3), (f)(4), (f)(5)(C). For example, SLUSA preserves state actions asserting exclusively derivative claims, as well as direct claims by individual investors; thus, SLUSA does not completely close the doors of state court to securities plaintiffs. But the relatively narrow exceptions in the statutory text "demonstrate[] that Congress was aware of the impact of the broad preemptive provisions in SLUSA. And because Congress delineated certain exceptions to the general preemptive force of SLUSA, we are reluctant to impose additional exceptions, particularly when such exceptions are unsupported by the text, history, or purpose of the statute." *Lander*, 251 F.3d at 114. None of the express exceptions provided by Congress can save the Investors' claims from SLUSA preemption.

This Court should reject the Investors' entreaty to recognize as a non-statutory exception to SLUSA the policy-based purchaser/seller limitation of *Blue Chip Stamps*. Unlike the judicially implied private right of action under Rule 10b-5, the contours of SLUSA preemption have been prescribed by Congress. The Judiciary has no warrant to rely on policy considerations to change or disregard plain statutory language. *CSX Transp. v. Easterwood*, 507 U.S. 658, 664 (1993) ("If the statute contains an express pre-emption clause, the task of statutory construction must in the first instance focus on the plain wording of the clause"); *Sutter v. Groen*, 687 F.2d 197, 201 (7th Cir. 1982) ("If Congress lays down a flat rule for the courts to follow they have no right to cut it down to fit their conception of legislative purpose"). "[N]either the structure of SLUSA nor its legislative history supports the argument that SLUSA's legislative purpose was not 'expressed by the ordinary meaning of the words used' in the statute." *Patenaude*, 290 F.3d at 1025 (quoting *Am. Tobacco Co. v. Patterson*, 456 U.S. 63, 68 (1982)). And the ordinary meaning of the words used by Congress in SLUSA, as construed by the Supreme Court in the analogous § 10(b) context, dictate that the Investors' claims are preempted because they allege misconduct "in connection with" the purchase or sale of securities by market timers.

III. The Investors Allege Misconduct "In Connection With" The Purchase Or Sale Of Securities By The Investors And Putative Class Members

The Investors' claims are also precluded by SLUSA because the Investors affirmatively allege that they (and the members of the classes they purport to represent) were induced to purchase securities by the Funds' alleged misrepresentations and omissions regarding share valuation. As a result, they meet the "in connection with" requirement even assuming, *arguendo*, that a *Blue Chip Stamps*-like limitation requires a purchase or sale by a plaintiff as a prerequisite to SLUSA preemption.

A. The Alleged Misconduct Coincided With The Investors' Investments

The Investors' complaints allege that they are "purchasers" of mutual fund shares. They expressly assert that the Funds "promoted, marketed, and *sold shares to the investing public* nationwide." App. 241a (emphasis added); *see id.* at 243a ("Shares of open end mutual funds are sold to investors such as Plaintiffs . . ."). They allege that the Funds "urg[ed]" and "convince[d] investors such as Plaintiffs" to "invest for the long term" in international mutual funds by "effectively marketing the various advantages of long term ownership" and representing that their goal was to "provid[e] long term capital growth to investors who hold shares of the fund[s]." *Id.* at 243a, 254a. The Investors assert that these investment goals are "expressly state[d] in [fund] prospectus[es]." *Id.* at 254a.

According to the Investors, however, the Funds' representations were misleading because the Funds "exposed long term shareholders to market timing traders" (App. 248a) by failing to adequately implement fair value pricing to deter market-timing activity. They claim that "[d]ue to the stale pricing utilized by [the Funds], long term *buy and hold shareholders* have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders." *Id.* at 250a (emphasis added). The Investors thus allege that they were induced to purchase securities that the prospectuses represented would be properly priced but that, as a result of the Funds' pricing policies and resultant market timing, were not as valuable as the Investors understood them to be. These allegations establish that the Investors' own purchases of securities not only coincided with, but were affected by, the alleged misconduct, and plainly satisfy SLUSA's "in connection with" requirement.

A directly analogous claim was held preempted by SLUSA in *Dudek v. Prudential Securities, Inc.*, 295 F.3d 875 (8th Cir. 2002), where the plaintiffs alleged that the defendant had misrepresented the appropriateness of investing in certain securities. *See id.* at 880 ("the essence" of the complaint was "the unlawful marketing of tax-deferred annuities, either by misrepresenting their suitability for tax-deferred retirement plans, or by failing to disclose their unsuitability for such accounts"). The "in connection with" requirement was met, the Eighth Circuit concluded, because "defendants' misconduct caused plaintiffs to invest in inappropriate securities." *Id.* at 878. That is just what the Investors allege in these cases. *See also Behlen*, 311 F.3d at 1094-96 (claim preempted by SLUSA where the plaintiff "implicitly alleged that the defendants failed to disclose material facts" about the value of securities they sold to him); *Kenneth Rothschild Trust*, 199 F. Supp. 2d at 999 ("in connection with" requirement of SLUSA was met where the defendant allegedly misrepresented the benefits of purchasing certain securities).

B. Claims By "Buy And Hold" Investors Are Not Exempted From SLUSA

It is of no moment that the Investors continued to "hold" their fund shares after purchasing them. *See Riley*, 292 F.3d at 1345 ("when a claim that sweeps within its ambit actual purchases or sales of stock is covered by SLUSA, a plaintiff may not avoid SLUSA's restrictions simply by alleging that a given misrepresentation caused him both to purchase and hold a particular security"). That is because where, as here, a securities action is brought on behalf of persons who "purchase[d] and "retain[ed] shares" during the class period, their claims are "not limited solely to the retention of covered securities." *Id.* In these cases, the Investors allege that the Funds misrepresented their NAV pricing policies before the class period began, that the Investors were induced to invest in mutual fund shares, and that their investments have been diluted by market timing facilitated by the Funds' alleged misrepresentations. Even courts applying the *Blue Chip Stamps* rule agree that claims on behalf of a class including persons who "bought and held" securities fall "squarely within SLUSA's parameters." *Prof'l Mgmt. Assocs. v. KPMG LLP*, 335 F.3d 800, 802-03 (8th Cir. 2003), *cert. denied*, 124 S. Ct. 1176 (2004). As noted above, the Investors claim to represent just such a class.

The proposed class definitions provide a further basis for finding SLUSA preclusion. The Investors here purport to represent all persons who purchased shares in various mutual funds, and retained their investment for at least 14 days, during any of the five years preceding the filing of the complaints. App. 251a-252a. It is indisputable that this class includes purchasers and sellers. Not only does the class definition fail to exclude purchasers, it also expressly picks up any investor who purchased during the class period and then held for a mere two weeks before redeeming or exchanging.[8] Courts, including those that exclude "holder" claims from SLUSA's preemptive reach, have held that SLUSA preempts actions, such as these, in which the class definition is broad enough to include actual purchasers and sellers. *See, e.g., Prof'l Mgmt. Assocs.*, 335 F.3d at 803; *Riley*, 292 F.3d at 1345; *Hardy v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 189 F. Supp. 2d 14, 18 (S.D.N.Y. 2001).

The MDL court, confronted with the same "holder" argument as the Investors assert in these cases, recognized that similar state-law allegations regarding market timing "are broad enough to include within the proposed class persons who purchased and/or sold mutual fund shares during the class periods" and "are not limited to persons who purchased their shares prior to the class period and who continued to hold their shares throughout the class period." App. 348a. "Taken together," the court explained, "these allegations appear sufficient to make the actions removable under SLUSA." *Id.* (citing *Riley*, 292 F.3d at 1345, and *Cape Ann Investors LLC v. Lepone*, 296 F. Supp. 2d 4, 12 (D. Mass. 2003)); *see also* App. 344a ("Janus argues persuasively that the Complaint alleges deception in connection with purchases by class members during the period in which improper market timing was going on"). The district court in these cases, by contrast, failed to scrutinize the Investors' allegations and simply accepted their *argument* that the putative classes exclude purchasers and sellers—an argument that cannot be reconciled with the Investors' own pleadings.

---

[8] Even class members who invested before the class period are likely to have made additional purchases during the class period. Almost 90% of mutual fund investors automatically reinvest dividends. O'Neal, *Purchase and Redemption Patterns of US Equity Mutual Funds*, Financial Management 63 (Apr. 1, 2004). Such reinvestments are generally considered "purchases" under the securities laws. *Deutschman v. Beneficial Corp.*, 761 F. Supp. 1080, 1087 (D. Del. 1991).

Rather than looking to plaintiffs' substantive allegations or class definitions, the district court focused on the *remedy*—"dilution" damages—sought by the Investors. App. 27a. The "in connection with" requirement of SLUSA, however, "is not limited to cases involving damages claimed as a result of the purchase or sale of securities." *Prof'l Mgmt. Assocs.*, 335 F.3d at 803. Indeed, most securities plaintiffs allege, as the Investors do, that they suffered damage only after they acquired their shares, whether through dilution, devaluation, or diminution. *See Zoren v. Genesis Energy, L.P.*, 195 F. Supp. 2d 598, 605-06 (D. Del. 2002) ("Courts [applying 10b-5 precedent] have found that an allegation of a 'unitary scheme of fraud' which began before the 'purchase or sale' of securities and continued afterward may . . . satisfy the 'in connection with' requirement. Courts interpreting SLUSA have agreed.") (citations omitted). The fact that the Investors thereafter continued to hold the shares that they purchased, allegedly to their detriment, does not defeat SLUSA preemption. Accordingly, their state-law claims "may not be maintained in any State or Federal court." 15 U.S.C. §§ 77p(b) & 78bb(f)(1).

CONCLUSION

For the foregoing reasons, the orders under review should be vacated, and the cases should be remanded with instructions to dismiss the complaints pursuant to SLUSA.

Respectfully submitted.

Mark A. Perry
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 955-8500

Attorneys for Janus Capital Management LLC, Appellant in No. 04-1651

[Additional counsel on next page]

August 27, 2004.

John D. Donovan, Jr.
ROPES & GRAY LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

Thomas B. Smith
ROPES & GRAY LLP
700 12th Street, N.W.
Washington, D.C. 20005
(202) 508-4600

Attorneys for Putnam Funds Trust, Appellant in No. 04-1495, Putnam International Equity Fund, Appellant in No. 04-1496, Putnam Investment Funds, Appellant in No. 04-1608, Artisan Funds, Inc., Appellant in No. 04-1628, and Scudder International Fund, Inc., Appellant in No. 04-1650

Dale R. Harris
DAVIS GRAHAM & STUBBS LLP
1550 17th Street
Denver, Colorado 80202
(303) 892-9400

Attorneys for Janus Investment Fund, Appellant in No. 04-1651

Seth M. Schwartz
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Four Times Square
New York, New York 10036
(212) 735-2710

Attorneys for Putnam Investment Management, LLC, Appellant in Nos. 04-1495, 04-1496 & 04-1608

Steven B. Feirson
Stephen J. McConnell
Nory Miller
DECHERT LLP
4000 Bell Atlantic Tower
Philadelphia, Pennsylvania 19103
(215) 994-2369

Attorneys for Pacific Life Insurance Company, Appellant in No. 04-2687

Phil C. Neal
Mark A. Rabinowitz
NEAL, GERBER & EISENBERG LLP
Two North LaSalle Street
Chicago, Illinois 60602
(312) 269-8083

Attorneys for Columbia Wanger Asset Management L.P., Appellant in No. 04-1660

Charles F. Smith
Lee P. Garner
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0787

Attorneys for Van Kampen Series Fund, Inc., Appellant in No. 04-2162

Christopher P. Hall
MORGAN, LEWIS & BOCKIUS LLP
101 Park Avenue
New York, New York 10178
(212) 309-6702

Attorneys for Deutsche Investment Management Americas Inc., Appellant in No. 04-1650

John W. Rotunno
Kenneth E. Rechtoris
BELL, BOYD & LLOYD LLC
70 West Madison Street
Chicago, Illinois 60602
(312) 807-4213

Attorneys for Artisan Partners Limited Partnership, Appellant in No. 04-1628, and Columbia Acorn Trust, Appellant in No. 04-1661

Robert Y. Sperling
David E. Koropp
WINSTON & STRAWN
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

Attorneys for Van Kampen Investment Advisory Corporation, Appellant in No. 04-2162

CERTIFICATE OF COMPLIANCE WITH APPELLATE RULES 30-32

Pursuant to this Court's Rule 30(d), undersigned counsel certifies that all materials required to be included in appellants' appendix have been so included.

Pursuant to this Court's Rule 31(e)(1), undersigned counsel certifies that the appendix materials are not available in an electronic version as defined in this Court's Rule 31(e)(3).

Pursuant to Federal Rule of Appellate Procedure 32(a)(7), undersigned counsel certifies that this brief is printed in 12-point Times New Roman type, and contains 9,752 words (including footnotes), as counted by the word-processing software on which it was prepared.

Mark A. Perry
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 955-8500

Attorneys for Janus Capital Management LLC, Appellant in No. 04-1651

BURROUGHS, HEPLER, BROOM, MacDONALD, HEBRANK & TRUE, LLP
ATTORNEYS AT LAW

GARY A. MEADOWS
LICENSED IN ILLINOIS
DIRECT DIAL: 618-307-1153
FAX: 618-656-1364
E-MAIL: gam@ilmolaw.com
www.ilmolaw.com

103 W. VANDALIA STREET, SUITE 300
P.O. BOX 510
EDWARDSVILLE, ILLINOIS 62025
618-656-0184

1010 MARKET STREET, SUITE 500
ST. LOUIS, MISSOURI 63101
314-355-6160

REPLY TO EDWARDSVILLE OFFICE

November 29, 2004

Stephen M. Tillery
Korein Tillery
10 Executive Woods Court
Swansea, Illinois 62226

Re: Parthasarathy v. Artisan Partners Limited Partnership, et al.
Our File No.: 3505.38073

Dear Mr. Tillery:

As you may recall, I sent to you an e-mail several weeks ago suggesting that we agree to stand down in the Parthasarathy and the Vogeler mutual funds cases, as we previously did in the Potter case. Unfortunately, however, I have not been able to discuss that with you since then to determine whether we can in fact reach such an agreement.

There has been little, if any, formal activity in the above cases over the last few weeks. Thus, we have not been overly concerned about securing a final agreement to stand down. As you may know, however, the Parthasarathy case has been set for a case management conference on December 3. It is therefore necessary for us to determine now whether we can agree on a stand down.

If you are amenable to such an agreement, please let us know immediately so that we may discuss the terms of the stand down. Otherwise, we will plan on filing a motion to stay the proceeding by no later than December 1.

Thank you. We look forward to hearing from you.

Yours truly,

Gary A. Meadows

GAM/par

EXHIBIT
6

CP

IN THE CIRCUIT COURT OF MADISON COUNTY
STATE OF ILLINOIS

T.K. PARTHASARTHY, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Case No: 03-L-1253
T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,	)	
Defendants.	)	

T. ROWE PRICE INTERNATIONAL, INC.'S MOTION TO DISMISS FOR LACK OF PERSONAL JURISDICTION: <u>§ 5/2-301 ILL. CODE CIV. PROC.</u>

Defendant T. Rowe Price International, Inc., by its attorneys, respectfully moves the Court to dismiss this action as to it pursuant to Section 5/2-301 of the Illinois Code of Civil Procedure for lack of personal jurisdiction over T. Rowe Price International.

In support of its motion, T. Rowe Price International states as follows:

I. The Amended Complaint

1. The Amended Complaint herein was filed by an alleged investor in the T. Rowe Price International Stock Fund, a mutual fund (the "Fund"), purporting to sue on behalf of himself and a putative class of investors in the Fund. The Amended Complaint names T. Rowe Price International Funds, Inc., the Maryland-based sponsor of the Fund, and T. Rowe Price International, the Maryland-based adviser to the Fund, as defendants (the "T. Rowe Price defendants").

2. The Amended Complaint alleges that the T. Rowe Price defendants improperly value the Fund's shares by using the last trade price in the home market of each foreign security held by the Fund (Amend. Cplt. ¶ 21). The Amended Complaint alleges that those foreign prices are "stale" since they do not reflect the current value of those shares at 4:00 p.m. E.S.T. (Amend.

Cplt. ¶ 25). The Amended Complaint alleges that the T. Rowe Price defendants' use of stale prices injures Fund shareholders, in that market-timing traders may take advantage of the stale prices to obtain excess profits at the expense of the Fund and its shareholders. The Amended Complaint alleges that market-timing traders allegedly make such improper profits when they purchase Fund shares from the Fund at a "discount" or redeem Fund shares of the Fund at a "premium." (Amend. Cplt. ¶¶ 38-43). The Amended Complaint alleges that as a result of that trading by "market timers": (a) the Fund assets (and thus the value of each share of that Fund) are reduced; (b) the Fund suffers increased trading and transaction costs; (c) the Fund's strategies are disrupted; and (d) the Fund incurs lost opportunity costs and is subjected to "asset swings." (Amend. Cplt. ¶¶ 44-45).

II. <u>Ground for Dismissal: Section 5/2-301 -- Lack of Personal Jurisdiction</u>

3. The Illinois courts, and the United States Supreme Court, have recognized two distinct types of personal jurisdiction: general and specific. <u>See</u> <u>Helicopteros Nacionales de Colombia, S.A. v. Hall</u>, 466 U.S. 408, 414-15 (1984); <u>Radosta v. Devil's Head Ski Lodge</u>, 172 Ill. App. 3d 289, 526 N.E.2d 561 (1988).

4. For general personal jurisdiction, a defendant's contacts with Illinois must be "substantial" as well as "continuous and systematic." <u>Helicopteros</u>, 466 U.S. at 415-16; <u>Khan v. Van Remmen, Inc.</u>, 325 Ill. App. 3d 49, 756 N.E.2d 902 (2001); <u>Kadala v. Cunard Lines, Ltd.</u>, 226 Ill. App. 3d 302, 589 N.E.2d 802, 810 (1992); <u>Huck v. Northern Ind. Pub. Serv. Co.</u>, 117 Ill. App. 3d 837, 453 N.E.2d 1365 (1983).

5. For specific jurisdiction, a defendant must have "purposefully directed" its activities at Illinois and the claims for relief must directly "arise out of or relate" to those activities. <u>Helicopteros</u>, 466 U.S. at 414. This Court has neither general nor specific personal jurisdiction over T. Rowe Price International.

a. **<u>General Personal Jurisdiction</u>** -- The Court lacks general personal jurisdiction over T. Rowe Price International because:

(i) T. Rowe Price International is a corporation organized under the laws of Maryland with its principal place of business in Baltimore, Maryland;

(ii) T. Rowe Price International has no employees, officers or directors located in Illinois;

(iii) T. Rowe Price International has no office and no business records in Illinois; its records are located principally in its Baltimore and overseas offices;

(iv) T. Rowe Price International is not licensed or qualified to do business in Illinois;

(v) T. Rowe Price International has no phone number or agent for service of process in Illinois; and

(vi) T. Rowe Price International has no bank account in Illinois.

In sum, T. Rowe Price International does not have the requisite "substantial, continuous and systematic" contacts with the State of Illinois for this Court to exercise general personal jurisdiction over it.

b. **Specific Personal Jurisdiction** -- This Court lacks specific personal jurisdiction because no allegedly actionable activity was "purposefully directed" at Illinois. None of the challenged conduct (i.e. the alleged mis-valuation of portfolio securities of the Fund) occurred in Illinois. Accordingly, there is no basis for this Court to exercise specific personal jurisdiction over T. Rowe Price International.[1] Moreover, the client for which it was working when the challenged conduct occurred was a Maryland-based mutual fund.

6. T. Rowe Price International incorporates by reference as if fully set forth herein

[1] Given the absence of any meaningful contact by T. Rowe Price International with Illinois (e.g. any act by which it purposefully availed itself of the privilege of conducting business in Illinois), the due process requirements of the United States Constitution are not met here. See Pilipauskas v. Yakel, 258 Ill. App. 3d 47, 629 N.E.2d 733 (1994).

the memorandum of law setting forth its legal arguments and case authority supporting the dismissal of plaintiff's claims against T. Rowe Price International, which it has this date contemporaneously filed.

Wherefore, for the reasons set forth herein, in the Affidavit of David Oestreicher attached hereto as Exhibit A, and in the memorandum of law filed in support of this motion, Defendant T. Rowe Price International, Inc. respectfully requests that the Court grant the motion to dismiss the Amended Complaint against it for lack of personal jurisdiction.

Dated: November 23, 2004

ARMSTRONG TEASDALE LLP

By: L. M. Wood

Raymond R. Fournie #3126094
Glenn E. Davis #6184597
Lisa M. Wood #6202911
Jacqueline P. Ulin #6276863
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
T. ROWE PRICE INTERNATIONAL
FUNDS, INC., T. ROWE PRICE
INTERNATIONAL, INC., AIM
INTERNATIONAL FUNDS, INC. AND
A I M ADVISORS, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 23rd day of November, 2004:

George A. Zelcs, Esq.
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
Korein Tillery
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
Korein Tillery
701 Market Street, Suite 300
St. Louis, Missouri 63101

ATTORNEYS FOR PLAINTIFFS

David O. Stewart, Esq.
Thomas B. Smith, Esq.
Ropes & Gray LLP
700 12th Street, N.W., Suite 900
Washington, D.C. 20005

Robert H. Schultz, Jr., Esq.
Richard K. Hunsaker, Esq.
Heyl, Royster, Voelker & Allen
100 W. Vandalia St., Suite 100
Edwardsville, Illinois 62026

ATTORNEYS FOR DEFENDANT ARTISAN FUNDS, INC.

Gordon R. Broom, Esq.
Troy A. Bozarth, Esq.
Burroughs, Hepler, Broom, MacDonald, Hebrank & True LLP
103 West Vandalia Street, Suite 300
Edwardsville, Illinois 62025

John W. Rotunno, Esq.
Kenneth E. Rechtoris, Esq.
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3300
Chicago, Illinois 60602-4207

ATTORNEYS FOR DEFENDANT ARTISAN PARTNERS LIMITED PARTNERSHIP

[signature]

IN THE CIRCUIT COURT OF MADISON COUNTY
STATE OF ILLINOIS

T.K. PARTHASARTHY, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Case No: 03-L-1253
T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,	)	
Defendants.	)	

AFFIDAVIT OF DAVID OESTREICHER

David Oestreicher, being first duly sworn, deposes and states:

1. I am a Vice President of Defendant T. Rowe Price International, Inc., a position I have held since May 1, 2001. I submit this affidavit in support of T. Rowe Price International's motion to dismiss the complaint as to it for lack of personal jurisdiction pursuant to § 5/2-301, Ill. Code Civ. Pro. I have personal knowledge of the matters set forth herein.

2. Defendant T. Rowe Price International is a corporation organized under the laws of Maryland with its principal place of business in Baltimore, Maryland. Its business is providing investment advisory services.

3. T. Rowe Price International, at all relevant times, has provided investment advisory services to the T. Rowe Price International Stock Fund (the "Fund"), the Maryland-based mutual fund in which plaintiff Edmund Woodbury allegedly is a shareholder.

EXHIBIT
A

4. None of T. Rowe Price International's employees, directors or officers resides or works in Illinois. All of its employees are located in Baltimore and its overseas offices. Its officers and directors reside overseas, in Maryland and elsewhere in the United States.

5. T. Rowe Price International has no office in Illinois. Other than its office in Baltimore, Maryland, it has no office in the United States. Rather, its other offices are overseas (e.g. London, Singapore, Hong Kong).

6. None of the challenged conduct of T. Rowe Price International — the allegedly improper valuation of the stocks in the securities portfolio of the Fund and the consequent "market timing" transactions in the Fund — took place in Illinois. Rather, the challenged conduct took place in Baltimore, Maryland.

7. T. Rowe Price International is not licensed or qualified to do business in Illinois.

8. T. Rowe Price International has no business records in Illinois; its business records are located principally in Baltimore and its overseas offices.

9. T. Rowe Price International has no bank account in Illinois.

10. T. Rowe Price International has no agent in Illinois for service of process.

SHARON A. GLOVER
NOTARY PUBLIC
HARFORD CO., MD

[signature]
David Oestreicher

Subscribed and sworn to before me
this 22nd day of November, 2004.

[signature]
Notary Public
Expiration 9/1/2007

Edward T. McDermott

From: "Lisa Wood" <LWOOD@ArmstrongTeasdale.com>
To: <gzelcs@koreintillery.com>
Cc: <azaccaria@pollacklawfirm.com>; <etmcdermott@pollacklawfirm.com>
Sent: Tuesday, November 23, 2004 2:04 PM
Attach: T. Rowe MTD and Memo in Support (S1428658).PDF
Subject: Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.

George:

Attached is the Motion to Dismiss for Lack of Personal Jurisdiction and supporting Memorandum that we will be filing on behalf of Defendant T. Rowe Price International, Inc. in the above-referenced matter this afternoon. Service copies will be mailed to all attorneys of record.

<<T. Rowe MTD and Memo in Support (S1428658).PDF>>

Lisa M. Wood
Armstrong Teasdale LLP
One Metropolitan Square
Suite 2600
St. Louis, Missouri 63102-2740
(314) 552-6639 Direct Dial
(314) 612-2306 Facsimile
lwood@armstrongteasdale.com

IN THE CIRCUIT COURT OF MADISON COUNTY
STATE OF ILLINOIS

T.K. PARTHASARTHY, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Case No: 03-L-1253
T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,	)	**JURY TRIAL DEMANDED**
Defendants.	)	

ANSWER OF AIM INTERNATIONAL FUNDS, INC.
TO THE FIRST AMENDED COMPLAINT

Defendant AIM International Funds, Inc. ("Funds, Inc.") answers the First Amended Complaint ("Amended Complaint") as follows:

1. Funds, Inc. denies knowledge or information sufficient to form a belief as to the truth of the allegations in the Amended Complaint about or pertinent to Defendants Artisan Funds, Inc., Artisan Partners Limited Partnership, T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. or Plaintiffs T.K. Parthasarathy and Edmund Woodbury.

2. Funds, Inc. denies the allegations in the Amended Complaint about or pertinent to Funds, Inc., A I M Advisors, Inc. ("A I M Advisors" or "Advisors, Inc.") and Plaintiffs Stuart Allen Smith and Sharon Smith unless expressly admitted or otherwise responded to as follows:

Para.	**Response**
3.-4.	Denies knowledge or information sufficient to form a belief as to the truth of the allegations about Stuart Allen Smith's and Sharon Smith's residence.

9. Denies, except admits that Funds, Inc. is a Maryland corporation with its principal place of business in Houston, Texas.

10. Denies, except admits that Advisors, Inc. is a Delaware corporation with its principal place of business in Houston, Texas; that the day-to-day tasks associated with running the business of AIM European Growth Fund (the "Fund") such as investment management, share marketing, distribution, redemption, financial and regulatory reporting and custodianship of funds are contracted out since it has no employees; and further asserts that Advisors, Inc. is under contract to serve as the investment advisor for the Fund, and that Advisors, Inc. selects the Fund's investments.

13. Denies knowledge or information sufficient to form a belief as to the truth of the allegations.

14.-15. Denies.

16. Admits.

17. Denies.

18. Denies, except admits that, in general, shares of open end mutual funds are sold to investors at a price based upon the net asset value ("NAV") per share; that those investors may redeem their share(s) at the NAV of the share(s); and that certain classes of shares pay sales charges and/or redemption charges.

19. Admits.

20. Denies, except admits that sales and redemption prices are based upon the NAV which in turn depends, in part, upon the fluctuating value of the Fund's underlying portfolio of securities; the NAV is recalculated every business day;

closing prices for those securities are posted at 5:30 p.m. local time (often at 11:30 a.m. Eastern time).

36. Denies, except admits on information and belief that the exchange located in London, England observes normal trading hours of 8:00 a.m. to 4:30 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (often at 11:30 a.m. Eastern time).

37. Denies, except admits that a portion of the underlying securities of the Fund are listed on foreign exchanges and trade during each market's respective session.

38. Denies, except denies knowledge or information sufficient to form a belief as to the truth of the allegations about what the "market timing strategy stems from"; what "[m]arket timing traders are able to predict"; and the "stale price strategy of market timers."

39.-42. Denies.

43. Denies, except admits that cash held by the Fund is one of the assets that is valued in setting its NAV; and asserts that any such alleged injury suffered by the shareholders would be derivative of, and not separate or distinct from, any such injury to the Fund.

44. Denies.

45. Denies, except denies knowledge or information sufficient to form a belief as to the truth of the allegations about what "market timers" consider "an attractive low risk trading vehicle."

46. Denies, except admits that Plaintiffs purport to bring this action as a class action.

47.-52. Denies.

79. Repeats and realleges its responses to the paragraphs incorporated by reference therein.

80. Denies, except respectfully refers to the prospectus for a correct statement of its contents.

81. Denies, except declines to respond to matters of law (particularly what the board of trustees is "required" to review and approve); and admits that Advisors, Inc. serves as the investment advisor for the Fund; provides portfolio management services to and selects the securities for the Fund; and that Advisors, Inc. receives fees based on the percentage of assets under management for managing the Fund's assets.

82. Denies knowledge or information sufficient to form a belief as to the truth of the allegations.

83. Denies, except asserts that Advisors, Inc. in its role as investment advisor of the Fund used the skill and care ordinarily used by reasonably well-qualified members of their profession.

84. Declines to respond to matters of law.

85.-87. Denies.

88. Repeats and realleges its responses to the paragraphs incorporated by reference therein.

89. Declines to respond to matters of law, and respectfully refers to the "January 1, 1965 [sic], applicable published regulations" for their contents.

90.-91. Denies.

Additional and Affirmative Defenses

Without waiving its denial of liability, Funds, Inc. alleges the following additional and affirmative defenses:

First Affirmative Defense

To the extent that any portion of the claims asserted in the Complaint are individual claims, they would be claims in connection with the purchase or sale of securities, and therefore exist only (if at all) under the federal securities laws. As provided in the Securities Litigation Uniform Standards Act of 1998, 15 U.S.C. § 78bb(f), no state law claim can be maintained as to such matters.

Second Affirmative Defense

The Court lacks subject matter jurisdiction over this action.

Third Affirmative Defense

The Amended Complaint fails to state a claim against the defendants upon which relief may be granted.

Fourth Affirmative Defense

The claims asserted in the Amended Complaint are derivative claims, not class claims, and this action is not properly brought as a class action.

Fifth Affirmative Defense

The Amended Complaint, which asserts solely derivative claims, fails to allege the efforts, if any, made to make demand on the Fund's Board of Trustees to take the actions Plaintiffs desire and the reasons for their failure to obtain the action or for not making the effort.

Sixth Affirmative Defense

Plaintiffs' action is not maintainable as a class action because Plaintiffs fail to satisfy the applicable requirements for maintenance of a class action under Illinois law.

Seventh Affirmative Defense

The claims asserted by Plaintiffs are preempted by federal law. The claims relate to the pricing of portfolio securities of the Fund. This entire matter is the subject of a complex, nationwide regulatory scheme administered by the Securities and Exchange Commission through rules, regulations and regular audits and is not a matter appropriately before this Court.

Eighth Affirmative Defense

The Amended Complaint fails to allege a legally cognizable theory of damages.

Ninth Affirmative Defense

The claims against Defendants are barred in whole or in part by the applicable statutes of limitation.

Tenth Affirmative Defense

The claims asserted by Plaintiffs are barred by the doctrines of laches, waiver, estoppel and ratification.

Eleventh Affirmative Defense

Venue is not proper in this Court.

Twelfth Affirmative Defense

The Court lacks personal jurisdiction over the defendants.

Thirteenth Affirmative Defense

Plaintiffs lack standing to assert the claims in the Amended Complaint.

Fourteenth Affirmative Defense

The claims of Plaintiffs and the members of the purported class are barred because they have incurred no damages as a result of the defendants' alleged conduct and/or have failed to mitigate their damages.

Fifteenth Affirmative Defense

In the event that Plaintiffs' purported class is certified, Funds, Inc. reserves the right to assert any and all other and further defenses against any member of any class that may be certified.

Sixteenth Affirmative Defense

Funds, Inc. states that Plaintiffs have not stated and cannot state a claim for punitive damages for one or more of the following reasons:

A. The recovery of punitive damages in the circumstances of this case violates the due process and equal protection clauses of the Fourteenth Amendment to the United States Constitution, and would be based upon a standard which is unconstitutionally vague.

B. The recovery of punitive damages in the circumstances of this case would violate substantive due process, as afforded under the Fifth Amendment to the United States Constitution, and as applied to state courts via the Fourteenth Amendment, in that the defendants may be subject to multiple awards for a single course of conduct.

C. The imposition of punitive damages in the circumstances of this case would constitute an excessive fine in violation of the Eighth Amendment to the United States Constitution.

D. The recovery of punitive damages in the circumstances of this case is barred by the due process clauses of the Fifth and Fourteenth Amendments to the United States Constitution, because the standards and procedures for determining and reviewing such awards under applicable law do not sufficiently ensure meaningful individualized assessment of appropriate deterrence and retribution.

E. The recovery of punitive damages in the circumstances of this case is barred by the due process clauses of the Fifth and Fourteenth Amendments to the United States Constitution, because there are no realistic standards or limits imposed on the amount of punitive damages which may be awarded, and no required relationship between the actual damages sustained and the amount of punitive damages which may be awarded.

F. The recovery of punitive damages in the circumstances of this case is barred by the Equal Protection Clause of the Fourteenth Amendment to the United States Constitution, because the vague standard employed in punitive damages cases results in extremely disparate results among similar defendants accused of similar conduct.

G. The recovery of punitive damages in the circumstances of this case is barred by the Fourth, Fifth and Fourteenth Amendments to the United States Constitution, since the purpose of punitive damages is to punish and deter, and there are no adequate procedural safeguards in place to protect a defendant's right against self-incrimination, right to proof beyond a reasonable doubt and right to freedom from unreasonable searches and seizures.

H. The recovery of punitive damages in the circumstances of this case is barred by the provisions of the Constitution of the State of Illinois. Such damages are precluded because the standards of recovery of the same are too vague to give notice of the conduct prohibited, and they would subject the defendants to multiple jeopardy, excessive fines, and unusual punishment and would be a violation of due process.

Seventeenth Affirmative Defense

Funds, Inc. hereby gives notice that it intends to rely upon such other defenses as may become available or ascertained during the course of discovery proceedings, and hereby reserves the right to amend this Answer to assert any such defense.

Wherefore, Funds, Inc. demands judgment dismissing the Amended Complaint and awarding it costs, attorney's fees and such other and further relief as this Court deems just and proper.

JURY DEMAND

Defendant Funds, Inc. hereby demands a trial by jury of the claims in this action.

Dated: October 29, 2004

ARMSTRONG TEASDALE LLP

By: ______________________

Raymond R. Fournie #3126094
Glenn E. Davis #6184597
Lisa M. Wood #6202911
Jacqueline P. Ulin #6276863
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
AIM INTERNATIONAL FUNDS, INC.,
A I M ADVISORS, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 29th day of October, 2004:

George A. Zelcs, Esq.
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
Korein Tillery
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
Korein Tillery
701 Market Street, Suite 300
St. Louis, Missouri 63101

ATTORNEYS FOR PLAINTIFFS

David O. Stewart, Esq.
Thomas B. Smith, Esq.
Ropes & Gray LLP
700 12th Street, N.W., Suite 900
Washington, D.C. 20005

Robert H. Schultz, Jr., Esq.
Richard K. Hunsaker, Esq.
Heyl, Royster, Voelker & Allen
100 W. Vandalia St., Suite 100
Edwardsville, Illinois 62026

ATTORNEYS FOR DEFENDANT ARTISAN FUNDS, INC.

Gordon R. Broom, Esq.
Troy A. Bozarth, Esq.
Burroughs, Hepler, Broom, MacDonald, Hebrank & True LLP
103 West Vandalia Street, Suite 300
Edwardsville, Illinois 62025

John W. Rotunno, Esq.
Kenneth E. Rechtoris, Esq.
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3300
Chicago, Illinois 60602-4207

ATTORNEYS FOR DEFENDANT ARTISAN PARTNERS LIMITED PARTNERSHIP

[signature]

CP

IN THE CIRCUIT COURT OF MADISON COUNTY
STATE OF ILLINOIS

FILED
2003 OCT 29 PM 3:39

T.K. PARTHASARTHY, individually and on behalf of all others similarly situated, Plaintiffs, vs. T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al., Defendants.	)	Case No: 03-L-1253 **JURY TRIAL DEMANDED**

ANSWER OF
T. ROWE PRICE INTERNATIONAL FUNDS, INC.
TO THE FIRST AMENDED COMPLAINT

Defendant T. Rowe Price International Funds, Inc. ("Funds, Inc.") answers the First Amended Complaint ("Amended Complaint") as follows:

1. Funds, Inc. denies knowledge or information sufficient to form a belief as to the truth of the allegations in the Amended Complaint about or pertinent to Defendants Artisan Funds, Inc., Artisan Partners Limited Partnership, AIM International Funds, Inc. and A I M Advisors, Inc. or Plaintiffs T.K. Parthasarathy, Stuart Allen Smith and Sharon Smith.

2. Funds, Inc. denies the allegations in the Amended Complaint about or pertinent to Funds, Inc., T. Rowe Price International, Inc. ("International, Inc.") and Plaintiff Edmund Woodbury unless expressly admitted or otherwise responded to as follows:

Para.	Response
2.	Denies knowledge or information sufficient to form a belief as to the truth of the allegations about Edmund Woodbury's residence.
5.	Denies, except admits that Funds, Inc. is a Maryland corporation with its principal place of business in Baltimore, Maryland.
6.	Denies, except admits that the day-to-day tasks associated with running the business of the T. Rowe Price International Stock Fund ("International Stock Fund" or the "Fund") such as investment management, share marketing, distribution, redemption, financial and regulatory reporting and custodianship of funds are contracted out since it has no employees; and further assert that International, Inc. is a Maryland corporation with its principal place of business in Baltimore, Maryland; that International, Inc. is under contract to serve as the investment manager for International Stock Fund, and that International, Inc. selects International Stock Fund's investments.
12.	Denies knowledge or information sufficient to form a belief as to the truth of the allegations.
14.-15.	Denies.
16.	Admits.
17.	Denies.
18.	Denies, except admits that, in general, shares of open end mutual funds are sold to investors at a price based upon the net asset value ("NAV") per share; and that those investors may redeem their share(s) at the NAV of

the share(s).

19. Admits.

20. Denies, except admits that sales and redemption prices are based upon the NAV which in turn depends, in part, upon the fluctuating value of the Fund's underlying portfolio of securities; the NAV is recalculated every business day; and that the Fund share price (NAV) is set once every business day at the close of trading on the New York Stock Exchange.

21. Denies, except admits that a significant portion of the securities in the International Stock Fund are foreign securities; the home markets for such foreign securities may include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney; and those markets are located in time zones that are approximately five hours to fifteen hours ahead of Eastern Standard Time.

22. Denies, except denies knowledge or information sufficient to form a belief as to the truth of the allegations about "[s]tudies of world financial markets"; and "positive correlation[s]", particularly between movements in the United States market and movements in foreign markets.

23.-24. Denies knowledge or information sufficient to form a belief as to the truth of the allegations.

25. Denies.

26. Denies, except admits on information and belief that the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session before the NAV is set for the International Stock Fund.

32. Denies, except admits on information and belief that the exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 5:00 p.m. local time (often at 5:00 a.m. Eastern time).

33. Denies.

34. Denies, except admits on information and belief that the exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 8:00 p.m. local time (often at 2:00 p.m. Eastern time).

35. Denies, except admits on information and belief that the exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 5:30 p.m. local time (often at 11:30 a.m. Eastern time).

36. Denies, except admits on information and belief that the exchange located in London, England observes normal trading hours of 8:00 a.m. to 4:30 p.m. local time; and that, in general, active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (often at 11:30 a.m. Eastern time).

37. Denies, except admits that a portion of the underlying securities of the International Stock Fund are listed on foreign exchanges and trade during each market's respective session.

38. Denies, except denies knowledge or information sufficient to form a belief as to the truth of the allegations about what the "market timing strategy stems from"; what "[m]arket timing traders are able to predict"; and the "stale price strategy of market timers."

39.-42. Denies.

43. Denies, except admits that cash held by the International Stock Fund is one of the assets that is valued in setting its NAV; and asserts that any such alleged injury suffered by the shareholders would be derivative of, and not separate or distinct from, any such injury to the International Stock Fund.

44. Denies.

45. Denies, except denies knowledge or information sufficient to form a belief as to the truth of the allegations about what "market timers" consider "an attractive low risk trading vehicle."

46. Denies, except admits that Plaintiff purports to bring this action as a class action.

47.-52. Denies.

66. Repeats and realleges its responses to the paragraphs incorporated by reference therein.

67. Denies, except respectfully refers to the prospectus for a correct statement of its contents.

68. Denies, except declines to respond to matters of law (particularly what the board of directors is "required" to review and approve); and further asserts that International, Inc. serves as the investment manger of the International Stock Fund; provides portfolio management services to and selects the securities for the International Stock Fund to buy hold or sell; and further asserts that International, Inc. receives fees based on the percentage of assets under management for managing International Stock Fund's assets.

69. Denies knowledge or information sufficient to form a belief as to the truth of the allegations.

70. Denies, except asserts that International, Inc. in its role as investment manager of the International Stock Fund used the skill and care ordinarily used by reasonably well-qualified members of their profession.

71. Declines to respond to matters of law.

72.-74. Denies.

75. Repeats and realleges its responses to the paragraphs incorporated by reference therein.

76. Declines to respond to matters of law, and respectfully refers to the "January 1, 1965 [sic], applicable published regulations" for their contents.

77.-78. Denies.

Additional and Affirmative Defenses

Without waiving its denial of liability, Funds, Inc. alleges the following additional and affirmative defenses:

First Affirmative Defense

To the extent that any portion of the claims asserted in the Amended Complaint are individual claims, they would be claims in connection with the purchase or sale of securities, and therefore exist only (if at all) under the federal securities laws. As provided in the Securities Litigation Uniform Standards Act of 1998, 15 U.S.C. § 78bb(f), no state law claim can be maintained as to such matters.

Second Affirmative Defense

The Court lacks subject matter jurisdiction over this action.

Third Affirmative Defense

The Amended Complaint fails to state a claim against the defendants upon which relief may be granted.

Fourth Affirmative Defense

The claims asserted in the Amended Complaint are derivative claims, not class claims, and this action is not properly brought as a class action.

Fifth Affirmative Defense

The Amended Complaint, which asserts solely derivative claims, fails to allege the efforts, if any, made to make demand on the Fund's Board of Directors to take the actions Plaintiff desires and the reasons for his failure to obtain the action or for not making the effort.

Sixth Affirmative Defense

Plaintiff's action is not maintainable as a class action because Plaintiff fails to satisfy the applicable requirements for maintenance of a class action under Illinois law.

Seventh Affirmative Defense

The claims asserted by Plaintiff are preempted by federal law. The claims relate to the pricing of portfolio securities of the Fund. This entire matter is the subject of a complex, nationwide regulatory scheme administered by the Securities and Exchange Commission through rules, regulations and regular audits and is not a matter appropriately before this Court.

Eighth Affirmative Defense

The Amended Complaint fails to allege a legally cognizable theory of damages.

Ninth Affirmative Defense

The claims against the defendants are barred in whole or in part by the applicable statutes of limitation.

Tenth Affirmative Defense

The claims asserted by Plaintiff are barred by the doctrines of laches, waiver, estoppel and ratification.

Eleventh Affirmative Defense

Venue is not proper in this Court.

Twelfth Affirmative Defense

The Court lacks personal jurisdiction over the defendants.

Thirteenth Affirmative Defense

Plaintiff lacks standing to assert the claims in the Amended Complaint.

Fourteenth Affirmative Defense

The claims of Plaintiff and the members of the purported class are barred because they have incurred no damages as a result of the defendants' alleged conduct and/or have failed to mitigate their damages.

Fifteenth Affirmative Defense

In the event that Plaintiff's purported class is certified, Funds, Inc. reserves the right to assert any and all other and further defenses against any member of any class that may be certified.

Sixteenth Affirmative Defense

Funds, Inc. states that Plaintiff has not stated and cannot state a claim for punitive damages for one or more of the following reasons:

A. The recovery of punitive damages in the circumstances of this case violates the due process and equal protection clauses of the Fourteenth Amendment to the United States Constitution, and would be based upon a standard which is unconstitutionally vague.

B. The recovery of punitive damages in the circumstances of this case would violate substantive due process, as afforded under the Fifth Amendment to the United States Constitution, and as applied to state courts via the Fourteenth Amendment, in that the defendants may be subject to multiple awards for a single course of conduct.

C. The imposition of punitive damages in the circumstances of this case would constitute an excessive fine in violation of the Eighth Amendment to the United States Constitution.

D. The recovery of punitive damages in the circumstances of this case is barred by the due process clauses of the Fifth and Fourteenth Amendments to the United States Constitution, because the standards and procedures for determining and reviewing such awards under applicable law do not sufficiently ensure meaningful individualized assessment of appropriate deterrence and retribution.

E. The recovery of punitive damages in the circumstances of this case is barred by the due process clauses of the Fifth and Fourteenth Amendments to the United States Constitution, because there are no realistic standards or limits imposed on the amount of punitive damages which may be awarded, and no required relationship between the actual damages sustained and the amount of punitive damages which may be awarded.

F. The recovery of punitive damages in the circumstances of this case is barred by the Equal Protection Clause of the Fourteenth Amendment to the United States Constitution, because the vague standard employed in punitive damages cases results in extremely disparate results among similar defendants accused of similar conduct.

G. The recovery of punitive damages in the circumstances of this case is barred by the Fourth, Fifth and Fourteenth Amendments to the United States Constitution, since the purpose of punitive damages is to punish and deter, and there are no adequate procedural safeguards in place to protect a defendant's right against self-incrimination, right to proof beyond a reasonable doubt and right to freedom from unreasonable searches and seizures.

H. The recovery of punitive damages in the circumstances of this case is barred by the provisions of the Constitution of the State of Illinois. Such damages are precluded because the standards of recovery of the same are too vague to give notice of the conduct prohibited, and they would subject the defendants to multiple jeopardy, excessive fines, and unusual punishment and would be a violation of due process.

Seventeenth Affirmative Defense

Funds, Inc. hereby gives notice that it intends to rely upon such other defenses as may come available or ascertained during the course of discovery proceedings, and hereby reserves the right to amend this Answer to assert any such defense.

Wherefore, Funds, Inc. demands judgment dismissing the Amended Complaint and awarding it costs, attorney's fees and such other and further relief as this Court deems just and proper.

JURY DEMAND

Funds, Inc. hereby demands a trial by jury of the claims in this action.

Dated: October 29, 2004

ARMSTRONG TEASDALE LLP

By: Lisa M. Wood

Raymond R. Fournie #3126094
Glenn E. Davis #6184597
Lisa M. Wood #6202911
Jacqueline P. Ulin #6276863
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
T. ROWE PRICE INTERNATIONAL
FUNDS, INC., T. ROWE PRICE
INTERNATIONAL, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 29th day of October, 2004:

George A. Zelcs, Esq.
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
Korein Tillery
10 Executive Woods Ct.
Swansea, Illinois 62226

Eugene Barash, Esq.
Korein Tillery
701 Market Street, Suite 300
St. Louis, Missouri 63101

ATTORNEYS FOR PLAINTIFFS

David O. Stewart, Esq.
Thomas B. Smith, Esq.
Ropes & Gray LLP
700 12th Street, N.W., Suite 900
Washington, D.C. 20005

Robert H. Schultz, Jr., Esq.
Richard K. Hunsaker, Esq.
Heyl, Royster, Voelker & Allen
100 W. Vandalia St., Suite 100
Edwardsville, Illinois 62026

ATTORNEYS FOR DEFENDANT ARTISAN FUNDS, INC.

Gordon R. Broom, Esq.
Troy A. Bozarth, Esq.
Burroughs, Hepler, Broom, MacDonald, Hebrank & True LLP
103 West Vandalia Street, Suite 300
Edwardsville, Illinois 62025

John W. Rotunno, Esq.
Kenneth E. Rechtoris, Esq.
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3300
Chicago, Illinois 60602-4207

ATTORNEYS FOR DEFENDANT ARTISAN PARTNERS LIMITED PARTNERSHIP

Lisa M. Wood